--------------------------------------------------------------------------------
John Hancock Life Insurance Company

Law Sector

John Hancock Place                                        [LOGO OF JOHN HANCOCK]
P.O. Box 111
Boston, Massachusetts 02117-0111
(617) 572-9197

James C. Hoodlet
Vice President & Counsel

                                 April 20, 2006

By EDGAR and Overnight Mail

Alison White, Esq.
Senior Counsel
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     RE: John Hancock Life Insurance Company (U.S.A.) Separate Account A File No. 333-85284 Template Registration (Accum VUL)

          John Hancock Life Insurance Company of New York Separate Account B File Nos. 333-131134, 333-131139 (Accum VUL-NY; CVUL 05- NY)

          John Hancock Life Insurance Company (U.S.A.) Separate Account A File No. 333-131299 (MPVUL)

Dear Alison:

     The following are our responses to your comments made in the telephone conversation with Eileen Riley and me on April 18, 2006.

     Separately, we are filing under EDGAR revised forms of the prospectuses and the Part C which are responsive to these staff comments. We are also providing to you by overnight mail a package of the prospectuses and the Part Cs.

     1.   Withdrawals

          In response to the staff's comment, we have amended the provisions regarding withdrawals to specify that we will not charge a fee that would exceed 2% of the withdrawal amount.

     2.   Fund Expense Table

          (a) We corrected the typo in footnote H - it now refers to "1.53%".

          (b) In response to the staff's comment, we have amended footnote I to reflect the portfolio expenses if the adviser's fee waiver were reflected. Note that we are confirming that the numbers in the Table are the expenses before the waiver.

     3.   Part C

          (a) Item 27 In response to the staff's comment, we have included Directors' POAs which are specific to the registration statement.

          (b) Item 34 In response to the staff's comment, we have updated the disclosure to reflect the correct Depositor's name.

                                   ----------

Request for Acceleration

     We hereby request an order to accelerate the effectiveness of the above-referenced amendments to May 1, 2006. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

     The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

     . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about the enclosed documents, please call me at
(617) 572-9197. Thank you.

                                        Sincerely,

                                        /s/James C. Hoodlet

Enclosures

                          Prospectus dated May 1, 2006
                                for interests in
                               Separate Account B

                       Interests are made available under

                                 CORPORATE VUL

     a flexible premium variable universal life insurance policy issued by

                JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK
                              ("John Hancock NY")

The policy provides fixed account options with fixed rates of return declared by John Hancock NY
                     and the following investment accounts:

Science & Technology
Pacific Rim
Health Sciences
Emerging Growth
Small Cap Growth
Emerging Small Company
Small Cap
Small Cap Index
Dynamic Growth
Mid Cap Stock
Natural Resources
All Cap Growth
Strategic Opportunities
Financial Services
International Opportunities
International Small Cap
International Equity Index B
Overseas Equity
American International
International Value
International Core
Quantitative Mid Cap
Mid Cap Index
Mid Cap Core
Global
Capital Appreciation
American Growth
U.S. Global Leaders Growth
Quantitative All Cap
All Cap Core
Total Stock Market Index
Blue Chip Growth
U.S. Large Cap
Core Equity
Strategic Value
Large Cap Value
Classic Value
Utilities
Real Estate Securities
Small Cap Opportunities
Small Cap Value
Small Company Value
Special Value
Mid Value
Mid Cap Value
Value
All Cap Value
Growth & Income
500 Index B
Fundamental Value
U.S. Core
Large Cap
Quantitative Value
American Growth-Income
Equity-Income
American Blue Chip Income and Growth
Income & Value
Managed
PIMCO VIT All Asset
Global Allocation
High Yield
U.S. High Yield Bond
Strategic Bond
Strategic Income
Global Bond
Investment Quality Bond
Total Return
American Bond
Real Return Bond
Bond Index B
Core Bond
Active Bond
U.S. Government Securities
Short-Term Bond
Money Market B
Lifestyle Aggressive
Lifestyle Growth
Lifestyle Balanced
Lifestyle Moderate
Lifestyle Conservative

                            * * * * * * * * * * * *

     Please note that the Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

     .    Starting on the next page is a Table of Contents for this prospectus.

     . The section after the Table of Contents is called "Summary of Benefits and Risks". It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

     . Behind the Summary of Benefits and Risks section is a section called "Fee Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

     . Behind the Fee Tables section is a section called "Detailed Information". This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

     . Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, personalized illustrations and other information can be obtained.

Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. In addition, you will receive the prospectuses for the underlying funds that we make available as investment options under the policies. The funds' prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

                               TABLE OF CONTENTS

                                                            Page No.
                                                           ---------
SUMMARY OF BENEFITS AND RISKS .........................        4
The nature of the policy ..............................        4
Summary of policy benefits ............................        4
   Death benefit ......................................        4
   Surrender of the policy ............................        4
   Withdrawals ........................................        4
   Policy loans .......................................        4
   Optional supplementary benefit riders ..............        5
   Investment options .................................        5
Summary of policy risks ...............................        5
   Lapse risk .........................................        5
   Investment risk ....................................        5
   Transfer risk ......................................        5
   Early surrender risk ...............................        5
   Market timing risk .................................        5
   Tax risks ..........................................        6
FEE TABLES ............................................        7
DETAILED INFORMATION ..................................       13
Table of Investment Options and Investment
   Subadvisers ........................................       13
Description of John Hancock NY ........................       22
Description of Separate Account B .....................       22
The fixed account .....................................       23
The death benefit .....................................       23
   Limitations on payment of death benefit ............       23
   Base Face Amount vs. Supplemental Face
      Amount ..........................................       23
   The minimum death benefit ..........................       24
   When the insured person reaches 100 ................       24
   Requesting an increase in coverage .................       24
   Requesting a decrease in coverage ..................       25
   Change of death benefit option .....................       25
   Tax consequences of coverage changes ...............       25
   Your beneficiary ...................................       25
   Ways in which we pay out policy proceeds ...........       25
   Changing a payment option ..........................       25
   Tax impact of payment option chosen ................       26
Premiums ..............................................       26
   Planned premiums ...................................       26
   Minimum initial premium ............................       26
   Maximum premium payments ...........................       26
   Processing premium payments ........................       26
   Ways to pay premiums ...............................       27
Lapse and reinstatement ...............................       27
   Lapse ..............................................       27
   Death during grace period ..........................       27
   Reinstatement ......................................       27
The policy value ......................................       28
   Allocation of future premium payments ..............       28
   Transfers of existing policy value .................       28
Surrender and withdrawals .............................       29
   Surrender ..........................................       29
   Withdrawals ........................................       29
Policy loans ..........................................       30
   Repayment of policy loans ..........................       30
   Effects of policy loans ............................       30
Description of charges at the policy level ............       31
   Deduction from premium payments ....................       31
   Deductions from policy value .......................       31
   Additional information about how certain policy
      charges work ....................................       31
   Sales expenses and related charges .................       31
   Method of deduction ................................       32
   Reduced charges for eligible classes ...............       32
   Other charges we could impose in the future ........       32
Description of charges at the portfolio level .........       32
Other policy benefits, rights and limitations .........       32
   Optional supplementary benefit riders you can
      add .............................................       32
   Variations in policy terms .........................       33
   Procedures for issuance of a policy ................       33
   Commencement of insurance coverage .................       33
   Backdating .........................................       34
   Temporary coverage prior to policy delivery ........       34
   Monthly deduction dates ............................       34
   Changes that we can make as to your policy .........       34
   The owner of the policy ............................       34
   Policy cancellation right ..........................       35
   Reports that you will receive ......................       35
   Assigning your policy ..............................       35
   When we pay policy proceeds ........................       35
   General ............................................       35
   Delay to challenge coverage ........................       35
   Delay for check clearance ..........................       35
   Delay of separate account proceeds .................       35
   Delay of general account surrender proceeds ........       36
   How you communicate with us ........................       36
   General rules ......................................       36
   Telephone, facsimile and internet transactions .....       36
   Distribution of policies ...........................       37
Tax considerations ....................................       38
   General ............................................       38
   Policy death benefit proceeds ......................       38
   Other policy distributions .........................       38
   Policy loans .......................................       39
   Diversification rules and ownership of the
      Account .........................................       39
   7-pay premium limit and modified endowment
      contract status .................................       40
   Corporate and H.R. 10 retirement plans .............       41
   Withholding ........................................       41
   Life insurance purchases by residents of Puerto
      Rico ............................................       41
   Life insurance purchases by non-resident aliens.....       41
Financial statements reference ........................       41
Registration statement filed with the SEC .............       41
Independent registered public accounting firm .........       41

                          SUMMARY OF BENEFITS AND RISKS

The nature of the policy

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy's beneficiary upon the death of the insured person (we call this the "death benefit") may be similarly affected. That's why the policy is referred to as a "variable" life insurance policy. We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Summary of policy benefits

Death benefit

     When the insured person dies, we will pay the death benefit minus any outstanding loans and accrued interest. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy value on the date of death, or (2) the minimum death benefit.

Surrender of the policy

     You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt. This is called your "net cash surrender value". You must return your policy when you request a surrender.

     If you have not taken a loan on your policy, the "policy value" of your policy will, on any given date, be equal to:

     .    the amount you invested,

     . gain or loss of the investment experience of the investment options you've chosen,

     .    minus all charges we deduct, and

     .    minus all withdrawals you have made.

     If you take a loan on your policy, your policy value will be computed somewhat differently. See "Effects of policy loans".

Withdrawals

     After the first policy year, you may make a withdrawal of part of your surrender value. Generally, each withdrawal must be at least $500. We reserve the right to charge a fee of up to the lesser of 2% of the withdrawal amount or $25 for each withdrawal. Your policy value is automatically reduced by the amount of the withdrawal and the fee. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts.

Policy loans

     You may borrow from your policy at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula (see the section entitled "Policy loans" for the formula). Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

     When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value.

Investment options

     The policy offers a number of investment options, as listed on the cover of this prospectus. There is an option that provides a fixed rate of return. Such an option is referred to in this prospectus as a "fixed account". The rest of the options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as "investment accounts". The fixed account and the investment accounts are sometimes collectively referred to in this prospectus as the "accounts". The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the Series Funds that underlie those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly-traded mutual funds. On the plus side, you can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. On the negative side, if and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the performance of your policy.

Summary of policy risks

Lapse risk

     If the net cash surrender value is insufficient to pay the charges when due, your policy can terminate (i.e. "lapse"). This can happen because you haven`t paid enough premiums or because the investment performance of the investment accounts you've chosen has been poor or because of a combination of both factors. You'll be given a "grace period" within which to make additional premium payments to keep the policy in effect. If lapse occurs, you'll be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

     Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk

     As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you've chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the prospectuses of the underlying portfolios.

Transfer risk

     There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account options are more restrictive than those that apply to transfers out of investment accounts.

Early surrender risk

     Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

     Investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

     To discourage disruptive frequent trading activity, we impose restrictions on transfers (see "Transfers of existing policy value") and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us"). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

     While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

     In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

     In general, you will be taxed on the amount of distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes.

     There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made (unless your policy is a "modified endowment contract"), surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

                                   FEE TABLES

     This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

     The first table below describes the fees and expenses that you will pay at the time that you pay a premium, withdraw policy value, surrender the policy, lapse the policy or transfer policy value between investment accounts. We reserve the right to increase the premium charge beyond the level indicated on the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

--------------------------------------------------------------------------------------------------------------------
                                                  Transaction Fees
--------------------------------------------------------------------------------------------------------------------
          Charge                          When Charge is Deducted                           Amount Deducted
--------------------------------------------------------------------------------------------------------------------
 Maximum premium charge        Upon payment of premium                            7% of each premium paid
--------------------------------------------------------------------------------------------------------------------
 Maximum withdrawal fee        Upon making a withdrawal                           The lesser of 2% of the withdrawal
                                                                                  amount or $25
--------------------------------------------------------------------------------------------------------------------
 Maximum transfer fee          Upon each transfer into or out of an               $25 (currently $0)/(1)/
                               investment account beyond an annual limit of
                               not less than 12
--------------------------------------------------------------------------------------------------------------------

(1) This charge is not currently imposed, but we reserve the right to do so in the policy.

     The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.

------------------------------------------------------------------------------------------------------------------------------------
                                      Periodic Charges Other Than Fund Operating Expenses
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Amount Deducted
                                        When Charge is     -------------------------------------------------------------------------
             Charge                        Deducted                  Guaranteed Rate                            Current Rate
------------------------------------------------------------------------------------------------------------------------------------
 Cost of insurance charge:/(1)/    Monthly
  Minimum charge                                           $0.07 per $1,000 of NAR                  $0.05 per $1,000 of NAR
  Maximum charge                                           $83.33 per $1,000 of NAR                 $83.33 per $1,000 of NAR
  Charge for representative                                $0.38 per $1,000 of NAR                  $0.13 per $1,000 of NAR
  insured person
------------------------------------------------------------------------------------------------------------------------------------
 Face Amount charge:/(2)/          Monthly for 10 policy
                                   years from the Policy
                                   Date

Minimum charge                                             $0.09 per $1,000 of Base Face            $0.09 per $1,000 of Base Face
                                                           Amount in policy years 1-10              Amount in policy years 1-3
                                                                                                    $0.06 per $1,000 of Base Face
                                                                                                    Amount in policy years 4-6
                                                                                                    $0.03 per $1,000 of Base Face
                                                                                                    Amount in policy years 7-10

  Maximum charge                                           $1.08 per $1,000 of Base Face            $1.08 per $1,000 of Base Face
                                                           Amount in policy years 1-10              Amount in policy years 1-3
                                                                                                    $0.72 per $1,000 of Base Face
                                                                                                    Amount in policy years 4-6
                                                                                                    $0.36 per $1,000 of Base Face
                                                                                                    Amount in policy years 7-10

  Charge for representative                                $0.28 per $1,000 of Base Face            $0.28 per $1,000 of Base Face
  insured person                                           Amount                                   Amount in policy years 1-3
                                                                                                    $0.19 per $1,000 of Base Face
                                                                                                    Amount in policy years 4-6
                                                                                                    $0.09 per $1,000 of Base Face
                                                                                                    Amount in policy years 7-10
------------------------------------------------------------------------------------------------------------------------------------
 Administrative charge             Monthly                 $ 12                                     $  9
------------------------------------------------------------------------------------------------------------------------------------
 Asset-based risk charge/(3)/      Monthly                 0.08% of policy value in policy          0.03% of policy value in policy
                                                           years 1-10                               years 1-10
                                                           0.03% of policy value in policy          0.004% of policy value in policy
                                                           year 11 and thereafter                   year 11 and thereafter
------------------------------------------------------------------------------------------------------------------------------------
 Maximum policy loan interest      Accrues daily           3.75%                                    3.75%
 rate/(4)/                         Payable annually
------------------------------------------------------------------------------------------------------------------------------------

(1) The cost of insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 15 year old female preferred underwriting risk. The "maximum" rate shown in the table at both guaranteed and current rates is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock NY representative.

(2) This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, issue age and death benefit option of the insured person. The "minimum" rate shown in the table is for a 15 year old female. The "maximum" rate shown in the table is for a 90 year old male. The "representative insured person" referred to in the table is a 45 year old male.

(3) This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account.

(4) 3.75% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.0% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.0%. Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

                                                      Rider Charges
---------------------------------------------------------------------------------------------------------------------------
                                      When Charge is
             Charge                      Deducted                                  Amount Deducted
---------------------------------------------------------------------------------------------------------------------------
 Enhanced Cash Value Rider           Upon payment          0.5% of premium paid in the first 7 policy years, up to the
                                     of premium            Limiting Premium /(1)/ for each policy year stated in the Policy
                                                           Specifications page of the policy.
---------------------------------------------------------------------------------------------------------------------------
 Change of Life Insured Rider        At exercise of        $250
                                     benefit
---------------------------------------------------------------------------------------------------------------------------

(1) The "Limiting Premium" is an amount determined by multiplying the Base Face Amount at issue by an applicable rate which varies by the sex and issue age of the insured person. The "minimum" rate is for a 15-year old female and is $17.90 per $1000 of Base Face Amount. The "maximum" rate is for a 90-year old male and is $216.26 per $1000 of Base Face Amount. The rate for a "representative insured person" is for a 45 year old male and is $56.49 per $1000 of Base Face Amount. Thus, for the representative 45 year old male with $100,000 of Base Face Amount, the Limiting Premium for the policy year would be $5,649.00.

     The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

-------------------------------------------------------------------------------------------------
            Total Annual Portfolio Operating Expenses                   Minimum        Maximum
-------------------------------------------------------------------------------------------------
 Range of expenses, including management fees, distribution and/       0.50%          1.53%
 or service (12b-1) fees, and other expenses
-------------------------------------------------------------------------------------------------

     The next table describes the fees and expenses for each class of shares of each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee.The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan which may use the portfolio as its underlying investment medium. Except for the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. Except as indicated in the footnotes appearing at the end of the table, the expense ratios are based upon the portfolio's actual expenses for the year ended December 31, 2005.

     Portfolio Annual Expenses

(as a percentage of portfolio average net assets, rounded to two decimal places)

                                             Management        12b-1          Other              Total
Portfolio                                       Fees            Fees        Expenses        Annual Expenses
---------                                   ------------      -------      ----------      ----------------
Science & Technology .................      1.05%/A/          N/A          0.07%           1.12%
Pacific Rim ..........................      0.80%             N/A          0.24%           1.04%
Health Sciences ......................      1.05%/A/          N/A          0.12%           1.17%
Emerging Growth ......................      0.80%             N/A          0.08%           0.88%
Small Cap Growth .....................      1.07%             N/A          0.06%           1.13%
Emerging Small Company ...............      0.97%             N/A          0.07%           1.04%
Small Cap/B/ .........................      0.85%             N/A          0.03%           0.88%
Small Cap Index ......................      0.49%             N/A          0.04%           0.53%
Dynamic Growth .......................      0.95%             N/A          0.07%           1.02%
Mid Cap Stock ........................      0.84%             N/A          0.08%           0.92%
Natural Resources ....................      1.00%             N/A          0.07%           1.07%
All Cap Growth .......................      0.85%             N/A          0.06%           0.91%
Strategic Opportunities ..............      0.80%             N/A          0.08%           0.88%
Financial Services ...................      0.82%/C/          N/A          0.09%           0.91%
International Opportunities ..........      0.90%             N/A          0.06%           0.96%

                                                       Management       12b-1          Other              Total
Portfolio                                                 Fees           Fees        Expenses        Annual Expenses
---------                                             -----------      -------      ----------      ----------------
International Small Cap ........................      0.92%            N/A          0.21%           1.13%
International Equity Index B /B/D/I/ ...........      0.55%            N/A          0.04%           0.59%
Overseas Equity/B/ .............................      1.05%            N/A          0.23%           1.28%
American International/E/H/ ....................      0.52%            0.60%        0.08%           1.20%
International Value ............................      0.82%/F/         N/A          0.19%           1.01%
International Core .............................      0.89%            N/A          0.07%           0.96%
Quantitative Mid Cap ...........................      0.74%            N/A          0.10%           0.84%
Mid Cap Index ..................................      0.49%            N/A          0.04%           0.53%
Mid Cap Core ...................................      0.87%            N/A          0.08%           0.95%
Global .........................................      0.82%/F/         N/A          0.16%           0.98%
Capital Appreciation ...........................      0.81%            N/A          0.05%           0.86%
American Growth/E/ .............................      0.33%            0.60%        0.04%           0.97%
U.S. Global Leaders Growth .....................      0.70%            N/A          0.06%           0.76%
Quantitative All Cap ...........................      0.71%            N/A          0.06%           0.77%
All Cap Core ...................................      0.80%            N/A          0.07%           0.87%
Total Stock Market Index .......................      0.49%            N/A          0.04%           0.53%
Blue Chip Growth ...............................      0.81%/A/         N/A          0.07%           0.88%
U.S. Large Cap .................................      0.83%            N/A          0.06%           0.89%
Core Equity ....................................      0.79%            N/A          0.06%           0.85%
Strategic Value ................................      0.85%            N/A          0.08%           0.93%
Large Cap Value ................................      0.84%            N/A          0.08%           0.92%
Classic Value ..................................      0.80%            N/A          0.24%           1.04%
Utilities ......................................      0.85%            N/A          0.19%           1.04%
Real Estate Securities .........................      0.70%            N/A          0.06%           0.76%
Small Cap Opportunities ........................      0.99%            N/A          0.08%           1.07%
Small Cap Value/B/D/ ...........................      1.07%            N/A          0.05%           1.12%
Small Company Value/D/ .........................      1.03%/A/         N/A          0.05%           1.08%
Special Value ..................................      1.00%            N/A          0.21%           1.21%
Mid Value ......................................      0.98%/A/         N/A          0.08%           1.06%
Mid Cap Value ..................................      0.85%            N/A          0.05%           0.90%
Value ..........................................      0.74%            N/A          0.06%           0.80%
All Cap Value ..................................      0.83%            N/A          0.07%           0.90%
Growth & Income/B/ .............................      0.68%            N/A          0.08%           0.76%
500 Index B /B/D/I/ ............................      0.47%            N/A          0.03%           0.50%
Fundamental Value ..............................      0.77%/C/         N/A          0.05%           0.82%
U.S. Core ......................................      0.76%            N/A          0.05%           0.81%
Large Cap/B/ ...................................      0.84%            N/A          0.05%           0.89%
Quantitative Value .............................      0.70%            N/A          0.06%           0.76%
American Growth-Income/E/ ......................      0.28%            0.60%        0.05%           0.93%
Equity-Income ..................................      0.81%/A/         N/A          0.05%           0.86%
American Blue Chip Income and Growth/E/ ........      0.44%            0.60%        0.04%           1.08%
Income & Value .................................      0.79%            N/A          0.08%           0.87%
Managed/B/ .....................................      0.69%            N/A          0.06%           0.75%
PIMCO VIT All Asset ............................      0.20%            0.25%        1.08%/G/        1.53%
Global Allocation ..............................      0.85%            N/A          0.19%           1.04%
High Yield .....................................      0.66%            N/A          0.07%           0.73%
U.S. High Yield Bond/B/D/ ......................      0.74%            N/A          0.21%           0.95%
Strategic Bond .................................      0.67%            N/A          0.08%           0.75%
Strategic Income ...............................      0.73%            N/A          0.30%           1.03%

                                            Management       12b-1          Other              Total
Portfolio                                      Fees           Fees        Expenses        Annual Expenses
---------                                  -----------      -------      ----------      ----------------
Global Bond .........................      0.70%            N/A          0.12%           0.82%
Investment Quality Bond .............      0.60%            N/A          0.09%           0.69%
Total Return ........................      0.70%            N/A          0.07%           0.77%
American Bond/E/ ....................      0.43%            0.60%        0.04%           1.07%
Real Return Bond ....................      0.70%            N/A          0.07%           0.77%
Bond Index B /B/D/I/ ................      0.47%            N/A          0.03%           0.50%
Core Bond/B/ ........................      0.67%            N/A          0.07%           0.74%
Active Bond/B/ ......................      0.60%            N/A          0.07%           0.67%
U.S. Government Securities ..........      0.59%            N/A          0.07%           0.66%
Short-Term Bond/B/ ..................      0.59%            N/A          0.09%           0.68%
Money Market B /B/D/I/ ..............      0.49%            N/A          0.04%           0.53%
Lifestyle Aggressive ................      0.05%            N/A          0.95%/H/        1.00%
Lifestyle Growth ....................      0.05%            N/A          0.89%/H/        0.94%
Lifestyle Balanced ..................      0.05%            N/A          0.86%/H/        0.91%
Lifestyle Moderate ..................      0.05%            N/A          0.81%/H/        0.86%
Lifestyle Conservative ..............      0.05%            N/A          0.78%/H/        0.83%

/A/ The adviser has voluntarily agreed to waive a portion of its advisory fee for the Blue Chip Growth, Equity-Income, Health Sciences, Mid Value, Science & Technology, and Small Company Value portfolios. This waiver is based on the combined average daily net assets of these portfolios and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Portfolios").

The percentage fee reduction is as follows:

Combined Average Daily Net                            Fee Reduction
Assets of the T. Rowe Portfolios         (as a percentage of the Management Fee)
--------------------------------        ----------------------------------------
  First $750 million.................                     0.00%
  Over $750 million..................                      5.0%

Effective November 1, 2006, the percentage reduction will be as follows:

Combined Average Daily Net                               Fee Reduction
Assets of the T. Rowe Portfolios         (as a percentage of the Management Fee)
--------------------------------        ----------------------------------------
  First $750 million.................                     0.00%
  Next $750 million..................                      5.0%
  Excess over $1.5 billion...........                      7.5%

This voluntary fee waiver may be terminated at any time by the adviser.

/B/ Commenced operations April 29, 2005.

/C/ For the period prior to October 14, 2005, the adviser voluntarily agreed to reduce its advisory fee for the Financial Services and Fundamental Value portfolios to the amounts shown below as a percentage of average annual net assets.

                                             Between $50 million   Excess Over
Portfolio                 First $50 million     and $500 million    $500 million
---------                 -----------------  -------------------   -------------
  Financial Services ...       0.85%                0.80%              0.75%
  Fundamental Value ....       0.85%                0.80%              0.75%

Effective October 14, 2005, the advisory fees for the Financial Services and the Fundamental Value portfolios were lowered to the rates for the voluntary advisory fee waiver set forth above and the voluntary advisory fee waiver was eliminated.

If the advisory fee waiver for the period prior to October 14, 2005 were reflected, it is estimated that the management fees for these portfolios would have been as follows:

  Financial Services .........      0.82%
  Fundamental Value ..........      0.77%

/D/Based on estimates for the current fiscal year.

/E/Reflects the aggregate annual operating expenses of each portfolio and its corresponding master fund. In the case of the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios, and during the year ended December 31, 2005, Capital Research Management Company (the adviser to the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios) voluntarily reduced investment management fees to rates provided by amended agreement effective April 1, 2004. If such fee waiver had been reflected, the management fee would be 0.40%, 0.39%, 0.30%, 0.25% and 0.47% and Total Annual Expenses would be 1.04%, 1.03%, 0.94%, 0.90% and 1.15% .

/F/Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global and International Value portfolios, the adviser voluntarily agreed to waive its advisory fees so that the amount retained by the adviser after payment of the subadvisory fees for each such portfolio does not exceed 0.45% of the portfolio's average net assets. For the year ended December 31, 2005, the effective annual advisory fee for the Global Trust and International Value portfolios was 0.77% and 0.78%, respectively. These advisory fee waivers may be rescinded at any time.

/G/"Other Expenses" for the PIMCO All Asset portfolio reflect an administrative fee of 0.25%, a service fee of 0.20% and expenses of underlying funds in which the PIMCO All Asset portfolio invests ("PIMCO Underlying Funds"). The PIMCO Underlying Funds` expenses (0.63%) are estimated based upon an allocation of the portfolio's assets among the PIMCO Underlying Funds and upon the total annual operating expenses of the Institutional Class shares of these PIMCO Underlying Funds. PIMCO Underlying Fund expenses will vary with changes in the expenses of the PIMCO Underlying Funds, as well as allocation of the portfolio's assets, and may be higher or lower than those shown above. PIMCO has contractually agreed, for the portfolio`s current fiscal year, to waive its advisory fee to the extent that the PIMCO Underlying Funds' expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in PIMCO Underlying Funds.

/H/Each of the Lifestyle Trusts may invest in all the other Trust portfolios except the American Growth, American International, the American Blue Chip Income and Growth, the American Bond, and the American Growth-Income portfolios (the "Underlying Portfolios"). The Total Annual Expenses for the Underlying Portfolios range from 0.50% to 1.53%.

/I/The adviser for this fund has agreed, pursuant to its agreement with the John Hancock Trust, to waive its management fee (or, if necessary, reimburse expenses of the fund) to the extent necessary to limit the fund`s "Annual Operating Expenses". A fund's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the fund not incurred in the ordinary course of the fund`s business. Under the agreement, the adviser's obligation will remain in effect until May 1, 2007 and will terminate after that date only if the John Hancock Trust, without the prior written consent of the adviser, sells shares of the fund to (or has shares of the fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company of New York or any of its affiliates that are specified in the agreement. If this fee waiver had been reflected, the management fee shown for the 500 Index Trust B, Bond Index Trust B, International Equity Index Trust B and Money Market Trust B would be 0.22%, 0.22%, 0.30% and 0.24%, respectively, and the Total Fund Annual Expenses shown would be 0.25%, 0.25%, 0.34% and 0.28%, respectively.

                              DETAILED INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Investment Options and Investment Subadvisers

     When you select a Separate Account investment option, we invest your money in shares of a corresponding portfolio of the John Hancock Trust (the "Trust") (or the PIMCO Variable Insurance Trust (the "PIMCO Trust") with respect to the All Asset portfolio) and hold the shares in a sub-account of the Separate Account. The Fee Tables show the investment management fees, Rule 12b-1 fees and other operating expenses for these portfolio shares as a percentage (rounded to two decimal places) of each portfolio's average net assets for 2005, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account investment options you select.

     The John Hancock Trust and the PIMCO Trust are so-called "series" type mutual funds and each is registered under the Investment Company Act of 1940 ("1940 Act") as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS pays a portion of its investment management fees to other firms that manage the Trust's portfolios. We and our affiliate own JHIMS LLC and indirectly benefit from any investment management fees JHIMS LLC retains. The All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

     Each of the American Blue Chip Income and Growth, American Bond, American Growth-Income, American Growth, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% 12b-1 fee. The American Growth, American International, American Growth-Income, American Blue Chip Income and Growth and American Bond portfolios operate as "feeder funds", which means that the portfolio does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds.

     The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. In addition, compensation payments of up to 0.45% of assets may be made by a portfolio's investment advisers or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" portfolios of the Trust for the marketing support services it provides. Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Fee Tables.

     The following table provides a general description of the portfolios that underlie the variable investment options we make available under the policy. You bear the investment risk of any portfolio you choose as an investment option for your policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding variable investment option.

     The investment options in the Separate Account are not publicly traded mutual funds. The investment options are only available to you as investment options in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the investment options also may be available through participation in certain qualified pension or retirement plans. The portfolios' investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any investment option described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the investment options of our Separate Account.

     The portfolios available under the policies are as follows:

 Portfolio                               Portfolio Manager
==================================      ====================================
 Science & Technology                   T. Rowe Price Associates, Inc.
----------------------------------      ------------------------------------
 Pacific Rim                             MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 Health Sciences                        T. Rowe Price Associates, Inc.
----------------------------------      ------------------------------------
 Emerging Growth                         MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 Small Cap Growth                       Wellington Management Company,
                                        LLP
----------------------------------      ------------------------------------
 Emerging Small Company                  Franklin Advisers, Inc.
----------------------------------      ------------------------------------
 Small Cap                              Independence Investment LLC
----------------------------------      ------------------------------------
 Small Cap Index                         MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 Dynamic Growth                         Deutsche Asset Management Inc.
----------------------------------      ------------------------------------
 Mid Cap Stock                           Wellington Management Company,
                                        LLP
----------------------------------      ------------------------------------
 Natural Resources                      Wellington Management Company,
                                        LLP
----------------------------------      ------------------------------------

 Portfolio                               Investment Description
==================================      ===============================================================
 Science & Technology                   Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its net assets
                                        (plus any borrowings for investment purposes) in common
                                        stocks of companies expected to benefit from the
                                        development, advancement, and use of science and
                                        technology. Current income is incidental to the portfolio's objective.
----------------------------------      ---------------------------------------------------------------
 Pacific Rim                            Seeks long-term growth of capital by investing in a
                                        diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations
                                        domiciled in countries in the Pacific Rim region.
----------------------------------      ---------------------------------------------------------------
 Health Sciences                        Seeks long-term capital appreciation by investing, under
                                        normal market conditions, at least 80% of its net assets
                                        (plus any borrowings for investment purposes) in common
                                        stocks of companies engaged in the research, development,
                                        production, or distribution of products or services related to health care, medicine, or the life sciences.
----------------------------------      ---------------------------------------------------------------
 Emerging Growth                        Seeks superior long-term rates of return through capital
                                        appreciation by investing, under normal circumstances,
                                        primarily in high quality securities and convertible
                                        instruments of small-cap U.S. companies.
----------------------------------      ---------------------------------------------------------------
 Small Cap Growth                       Seeks long-term capital appreciation by investing, under
                                        normal market conditions, primarily in small-cap
                                        companies that are believed to offer above average potential for growth in revenues and earnings.
----------------------------------      ---------------------------------------------------------------
 Emerging Small Company                 Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its net assets
                                        (plus any borrowings for investment purposes) in common
                                        stock equity securities of companies with market
                                        capitalizations that approximately match the range of
                                        capitalization of the Russell 2000 Growth Index* at the
                                        time of purchase.
----------------------------------      ---------------------------------------------------------------
 Small Cap                              Seeks maximum capital appreciation consistent with
                                        reasonable risk to principal by investing, under normal
                                        market conditions, at least 80% of its net assets in equity securities of companies whose market capitalization is
                                        under $2 billion.
----------------------------------      ---------------------------------------------------------------
 Small Cap Index                        Seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to
                                        track the performance of the Russell 2000 Index.*
----------------------------------      ---------------------------------------------------------------
 Dynamic Growth                         Seeks long-term growth of capital by investing in stocks
                                        and other equity securities of medium-sized U.S. companies with strong growth potential.
----------------------------------      ---------------------------------------------------------------
 Mid Cap Stock                          Seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant
                                        capital appreciation potential.
----------------------------------      ---------------------------------------------------------------
 Natural Resources                      Seeks long-term total return by investing, under normal
                                        market conditions, primarily in equity and equity-related
                                        securities of natural resource-related companies worldwide.
----------------------------------      ---------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ====================================
 All Cap Growth                         AIM Capital Management, Inc.
----------------------------------      ------------------------------------
 Strategic Opportunities                 Fidelity Management & Research
                                        Company
----------------------------------      ------------------------------------
 Financial Services                     Davis Advisors
----------------------------------      ------------------------------------
 International Opportunities             Marisco Capital Management, LLC
----------------------------------      ------------------------------------
 International Small Cap                Templeton Investment Counsel, Inc.
----------------------------------      ------------------------------------
 International Equity Index B            SSgA Funds Management, Inc.
----------------------------------      ------------------------------------
 Overseas Equity                        Capital Guardian Trust Company
----------------------------------      ------------------------------------
 American International                  Capital Research Management
                                        Company
----------------------------------      ------------------------------------
 International Value                    Templeton Investment Counsel, Inc.
----------------------------------      ------------------------------------

 Portfolio                               Investment Description
==================================      =================================================================
 All Cap Growth                         Seeks long-term capital appreciation by investing the
                                        portfolio's assets, under normal market conditions,
                                        principally in common stocks of companies that are likely
                                        to benefit from new or innovative products, services or
                                        processes, as well as those that have experienced above
                                        average, long-term growth in earnings and have excellent
                                        prospects for future growth.
----------------------------------      -----------------------------------------------------------------
 Strategic Opportunities                Seeks growth of capital by investing primarily in common
                                        stocks. Investments may include securities of domestic and foreign issuers, and growth or value stocks or a
                                        combination of both.
----------------------------------      -----------------------------------------------------------------
 Financial Services                     Seeks growth of capital by investing primarily in common
                                        stocks of financial companies. During normal market
                                        conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) are invested in
                                        companies that are principally engaged in financial
                                        services. A company is "principally engaged" in financial
                                        services if it owns financial services-related assets
                                        constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.
----------------------------------      -----------------------------------------------------------------
 International Opportunities            Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 65% of its assets in
                                        common stocks of foreign companies that are selected for
                                        their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The
                                        portfolio normally invests in issuers from at least three
                                        different countries not including the U.S. The portfolio may invest in common stocks of companies operating in
                                        emerging markets.
----------------------------------      -----------------------------------------------------------------
 International Small Cap                Seeks capital appreciation by investing primarily in the
                                        common stock of companies located outside the U.S. which
                                        have total stock market capitalization or annual revenues of
                                        $1.5 billion or less.
----------------------------------      -----------------------------------------------------------------
 International Equity Index B           Seeks to track the performance of broad-based equity
                                        indices of foreign companies in developed and emerging
                                        markets by attempting to track the performance of the
                                        MSCI All Country World ex-US Index*. (Series I shares
                                        are available for sale to contracts purchased prior to May
                                        13, 2002; Series II shares are available for sale to contracts purchased on or after May 13, 2002).
----------------------------------      -----------------------------------------------------------------
 Overseas Equity                        Seeks long-term capital appreciation by investing, under
                                        normal conditions, at least 80% of its assets in equity
                                        securities of a diversified mix of large established and
                                        medium-sized foreign companies located primarily in
                                        developed countries and, to a lesser extent, in emerging
                                        markets.
----------------------------------      -----------------------------------------------------------------
 American International                 Invests all of its assets in Class 2 shares of the International
                                        Fund, a series of American Fund Insurance Series. The
                                        International Fund invests primarily in common stocks of
                                        companies located outside the United States.
----------------------------------      -----------------------------------------------------------------
 International Value                    Seeks long-term growth of capital by investing, under
                                        normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging
                                        markets.
----------------------------------      -----------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ====================================
 International Core                     Grantham, Mayo, Van Otterloo &
                                        Co. LLC
----------------------------------      ------------------------------------
 Quantitative Mid Cap                    MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 Mid Cap Index                          MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 Mid Cap Core                            AIM Capital Management, Inc.
----------------------------------      ------------------------------------
 Global                                 Templeton Global Advisors Limited
----------------------------------      ------------------------------------
 Capital Appreciation                    Jennison Associates LLC
----------------------------------      ------------------------------------
 American Growth                        Capital Research Management
                                        Company
----------------------------------      ------------------------------------
 U.S. Global Leaders Growth              Sustainable Growth Advisers, L.P.
----------------------------------      ------------------------------------
 Quantitative All Cap                   MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 All Cap Core                            Deutsche Asset Management Inc.
----------------------------------      ------------------------------------
 Total Stock Market Index               MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 Blue Chip Growth                        T. Rowe Price Associates, Inc.
----------------------------------      ------------------------------------

 Portfolio                               Investment Description
==================================      ===============================================================
 International Core                     Seeks to outperform the MSCI EAFA Index* by investing
                                        typically in a diversified portfolio of equity investments from developed markets other than the U.S.
----------------------------------      ---------------------------------------------------------------
 Quantitative Mid Cap                   Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its total assets
                                        (plus any borrowings for investment purposes) in U.S. mid-
                                        cap stocks, convertible preferred stocks, convertible bonds and warrants.
----------------------------------      ---------------------------------------------------------------
 Mid Cap Index                          Seeks to approximate the aggregate total return of a mid-
                                        cap U.S. domestic equity market index by attempting to
                                        track the performance of the S&P Mid Cap 400 Index*.
----------------------------------      ---------------------------------------------------------------
 Mid Cap Core                           Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its assets in
                                        equity securities, including convertible securities, of mid-
                                        capitalization companies.
----------------------------------      ---------------------------------------------------------------
 Global                                 Seeks long-term capital appreciation by investing, under
                                        normal market conditions, at least 80% of its net assets
                                        (plus any borrowings for investment purposes) in equity
                                        securities of companies located anywhere in the world,
                                        including emerging markets.
----------------------------------      ---------------------------------------------------------------
 Capital Appreciation                   Seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the
                                        subadviser believes have above-average growth prospects.
                                        These companies are generally medium-to-large
                                        capitalization companies.
----------------------------------      ---------------------------------------------------------------
 American Growth                        Invests all of its assets in Class 2 shares of the Growth
                                        Fund, a series of American Fund Insurance Series. The
                                        Growth Fund invests primarily in common stocks of
                                        companies that appear to offer superior opportunities for
                                        growth of capital.
----------------------------------      ---------------------------------------------------------------
 U.S. Global Leaders Growth             Seeks long-term growth of capital by investing, under
                                        normal market conditions, primarily in common stocks of
                                        "U.S. Global Leaders."
----------------------------------      ---------------------------------------------------------------
 Quantitative All Cap                   Seeks long-term growth of capital by investing, under
                                        normal circumstances, primarily in equity securities of U.S.
                                        companies. The portfolio will generally focus on equity
                                        securities of U.S. companies across the three market
                                        capitalization ranges of large, mid and small.
----------------------------------      ---------------------------------------------------------------
 All Cap Core                           Seeks long-term growth of capital by investing primarily in common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within
                                        the Russell 3000 Index*.
----------------------------------      ---------------------------------------------------------------
 Total Stock Market Index               Seeks to approximate the aggregate total return of a broad
                                        U.S. domestic equity market index by attempting to track
                                        the performance of the Wilshire 5000 Equity Index*.
----------------------------------      ---------------------------------------------------------------
 Blue Chip Growth                        Seeks to achieve long-term growth of capital (current
                                        income is a secondary objective) by investing, under
                                        normal market conditions, at least 80% of the portfolio's
                                        total assets in the common stocks of large and medium-
                                        sized blue chip growth companies. Many of the stocks in
                                        the portfolio are expected to pay dividends.
----------------------------------      ---------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ====================================
 U.S. Large Cap                         Capital Guardian Trust Company
----------------------------------      ------------------------------------
 Core Equity                             Legg Mason Funds Management,
                                        Inc.
----------------------------------      ------------------------------------
 Strategic Value                        Massachusetts Financial Services
                                        Company
----------------------------------      ------------------------------------
 Large Cap Value                         Mercury Advisors
----------------------------------      ------------------------------------
 Classic Value                          Pzena Investment Management,
                                        LLC
----------------------------------      ------------------------------------
 Utilities                               Massachusetts Financial Services
                                        Company
----------------------------------      ------------------------------------
 Real Estate Securities                 Deutsche Asset Management Inc.
----------------------------------      ------------------------------------
 Small Cap Opportunities                 Munder Capital Management
----------------------------------      ------------------------------------
 Small Cap Value                        Wellington Management Company,
                                        LLP
----------------------------------      ------------------------------------
 Small Company Value                     T. Rowe Price Associates, Inc.
----------------------------------      ------------------------------------

 Portfolio                               Investment Description
==================================      ===============================================================
 U.S. Large Cap                         Seeks long-term growth of capital and income by investing
                                        the portfolio's assets, under normal market conditions,
                                        primarily in equity and equity-related securities of
                                        companies with market capitalization greater than $500
                                        million.
----------------------------------      ---------------------------------------------------------------
 Core Equity                            Seeks long-term capital growth by investing, under normal
                                        market conditions, primarily in equity securities that, in the subadviser's opinion, offer the potential for capital growth.
                                        The subadviser seeks to purchase securities at large
                                        discounts to the subadviser's assessment of their intrinsic value.
----------------------------------      ---------------------------------------------------------------
 Strategic Value                        Seeks capital appreciation by investing, under normal
                                        market conditions, at least 65% of its net assets in common stocks and related securities of companies which the
                                        subadviser believes are undervalued in the market relative to their long term potential.
----------------------------------      ---------------------------------------------------------------
 Large Cap Value                        Seeks long-term growth of capital by investing, under
                                        normal market conditions, primarily in a diversified
                                        portfolio of equity securities of large cap companies located in the U.S.
----------------------------------      ---------------------------------------------------------------
 Classic Value                          Seeks long-term growth of capital by investing, under
                                        normal market conditions, at least 80% of its net assets in domestic equity securities.
----------------------------------      ---------------------------------------------------------------
 Utilities                              Seeks capital growth and current income (income above
                                        that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of
                                        domestic and foreign companies in the utilities industry.
----------------------------------      ---------------------------------------------------------------
 Real Estate Securities                 Seeks to achieve a combination of long-term capital
                                        appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate
                                        companies.
----------------------------------      ---------------------------------------------------------------
 Small Cap Opportunities                Seeks long-term capital appreciation by investing, under
                                        normal circumstances, at least 80% of its assets in equity securities of companies with market capitalizations within the range of the companies in the Russell 2000 Index*.
----------------------------------      ---------------------------------------------------------------
 Small Cap Value                        Seeks long-term capital appreciation by investing, under
                                        normal market conditions, at least 80% of its assets in
                                        small-cap companies that are believed to be undervalued by various measures and offer good prospects for capital
                                        appreciation.
----------------------------------      ---------------------------------------------------------------
 Small Company Value                    Seeks long-term growth of capital by investing, under
                                        normal market conditions, primarily in small companies
                                        whose common stocks are believed to be undervalued.
                                        Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for
                                        investment purposes) in companies with a market
                                        capitalization that do not exceed the maximum market
                                        capitalization of any security in the Russell 2000 Index* at the time of purchase.
----------------------------------      ---------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ====================================
 Special Value                          Salomon Brothers Asset
 (only Series II available)             Management Inc.
----------------------------------      ------------------------------------
 Mid Value                               T. Rowe Price Associates, Inc.
----------------------------------      ------------------------------------
 Mid Cap Value                          Lord, Abbett & Co
----------------------------------      ------------------------------------
 Value                                   Van Kampen
----------------------------------      ------------------------------------
 All Cap Value                          Lord, Abbett & Co
----------------------------------      ------------------------------------
 Growth & Income                         Independence Investment LLC
----------------------------------      ------------------------------------
 500 Index B                            MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 Fundamental Value                       Davis Advisors
----------------------------------      ------------------------------------
 U.S. Core                              Grantham, Mayo, Van Otterloo &
                                        Co. LLC
----------------------------------      ------------------------------------
 Large Cap                               UBS Global Asset Management
----------------------------------      ------------------------------------
 Quantitative Value                     MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------

 Portfolio                               Investment Description
==================================      ===============================================================
 Special Value                          Seeks long-term capital growth by investing, under normal
 (only Series II available)             circumstances, at least 80% of its net assets in common
                                        stocks and other equity securities of companies whose
                                        market capitalization at the time of investment is no greater than the market capitalization of companies in the Russell
                                        2000 Value Index*.
----------------------------------      ---------------------------------------------------------------
 Mid Value                              Seeks long-term capital appreciation by investing, under
                                        normal market conditions, primarily in a diversified mix of common stocks of mid size U.S. companies that are
                                        believed to be undervalued by various measures and offer
                                        good prospects for capital appreciation.
----------------------------------      ---------------------------------------------------------------
 Mid Cap Value                          Seeks capital appreciation by investing, under normal
                                        market conditions, at least 80% of the portfolio's net assets
                                        (plus any borrowings for investment purposes) in mid-sized companies, with market capitalization of roughly $500
                                        million to $10 billion.
----------------------------------      ---------------------------------------------------------------
 Value                                  Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in equity securities of companies
                                        with capitalizations similar to the market capitalization of companies in the Russell Midcap Value Index*.
----------------------------------      ---------------------------------------------------------------
 All Cap Value                          Seeks capital appreciation by investing in equity securities of U.S. and multinational companies in all capitalization
                                        ranges that the subadviser believes are undervalued.
----------------------------------      ---------------------------------------------------------------
 Growth & Income                        Seeks income and long-term capital appreciation by
                                        investing, under normal market conditions, primarily in a
                                        diversified mix of common stocks of large U.S. companies.
----------------------------------      ---------------------------------------------------------------
 500 Index B                            Seeks to approximate the aggregate total return of a broad
                                        U.S. domestic equity market index investing, under normal
                                        market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in (a) the common
                                        stocks that are included in the S&P 500 Index* and (b)
                                        securities (which may or may not be included in the S&P
                                        500 Index) that MFC Global (U.S.A.) believes as a group
                                        will behave in a manner similar to the index.
----------------------------------      ---------------------------------------------------------------
 Fundamental Value                      Seeks growth of capital by investing, under normal market
                                        conditions, primarily in common stocks of U.S. companies
                                        with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.
----------------------------------      ---------------------------------------------------------------
 U.S. Core                              Seeks long-term growth of capital and income, consistent
                                        with prudent investment risk, by investing primarily in a
                                        diversified portfolio of common stocks of U.S. issuers
                                        which the subadviser believes are of high quality.
----------------------------------      ---------------------------------------------------------------
 Large Cap                              Seeks to maximize total return, consisting of capital
                                        appreciation and current income by investing, under normal circumstances, at least 80% of its net assets (plus
                                        borrowings for investment purposes, if any) in equity
                                        securities of U.S. large capitalization companies.
----------------------------------      ---------------------------------------------------------------
 Quantitative Value                     Seeks long-term capital appreciation by investing primarily in large-cap U.S. securities with the potential for long-term growth of capital.
----------------------------------      ---------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ====================================
 American Growth-Income                 Capital Research Management
                                        Company
----------------------------------      ------------------------------------
 Equity-Income                           T. Rowe Price Associates, Inc.
----------------------------------      ------------------------------------
 American Blue Chip Income              Capital Research Management
 and Growth                             Company
----------------------------------      ------------------------------------
 Income & Value                          Capital Guardian Trust Company
----------------------------------      ------------------------------------
 Managed                                Independence Investment LLC
                                        Capital Guardian Trust Company
                                        Declaration Management &
                                        Research LLC
----------------------------------      ------------------------------------
 PIMCO VIT All Asset Portfolio           Pacific Investment Management
 (a series of the PIMCO Variable        Company
 Insurance Trust) (only Class M
 is available for sale)
----------------------------------      ------------------------------------
 Global Allocation                      UBS Global Asset Management
----------------------------------      ------------------------------------
 High Yield                              Salomon Brothers Asset
                                        Management Inc.
----------------------------------      ------------------------------------
 U.S. High Yield Bond                   Wells Fargo Fund Management,
                                        LLC
----------------------------------      ------------------------------------
 Strategic Bond                          Salomon Brothers Asset
                                        Management Inc.
----------------------------------      ------------------------------------

 Portfolio                               Investment Description
==================================      ===============================================================
 American Growth-Income                 Invests all of its assets in Class 2 shares of the Growth-
                                        Income Fund, a series of American Fund Insurance Series.
                                        The Growth-Income Fund invests primarily in common
                                        stocks or other securities which demonstrate the potential for appreciation and/or dividends.
----------------------------------      ---------------------------------------------------------------
 Equity-Income                          Seeks to provide substantial dividend income and also long-
                                        term capital appreciation by investing primarily in
                                        dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing
                                        dividends and capital appreciation.
----------------------------------      ---------------------------------------------------------------
 American Blue Chip Income              Invests all of its assets in Class 2 shares of the Blue Chip
 and Growth                             Income and Growth Fund, a series of American Fund
                                        Insurance Series. The Blue Chip Income and Growth Fund
                                        invests primarily in common stocks of larger, more
                                        established companies based in the U.S. with market
                                        capitalizations of $4 billion and above.
----------------------------------      ---------------------------------------------------------------
 Income & Value                         Seeks the balanced accomplishment of (a) conservation of
                                        principal and (b) long-term growth of capital and income
                                        by investing the portfolio's assets in both equity and fixed-
                                        income securities. The subadviser has full discretion to
                                        determine the allocation between equity and fixed income
                                        securities.
----------------------------------      ---------------------------------------------------------------
 Managed                                Seeks the balanced accomplishment of (a) conservation of
                                        principal and (b) long-term growth of capital and income
                                        by investing the portfolio's assets in both equity and fixed-
                                        income securities. The subadviser has full discretion to
                                        determine the allocation between equity and fixed income
                                        securities.
----------------------------------      ---------------------------------------------------------------
 PIMCO VIT All Asset Portfolio          The portfolio invests primarily in a diversified mix of: (a)
 (a series of the PIMCO Variable        common stocks of large and mid sized U.S. companies, and
 Insurance Trust) (only Class M         (b) bonds with an overall intermediate term average
 is available for sale)                 maturity.
----------------------------------      ---------------------------------------------------------------
 Global Allocation                      Seeks total return, consisting of long-term capital
                                        appreciation and current income, by investing in equity and fixed income securities of issuers located within and
                                        outside the U.S.
----------------------------------      ---------------------------------------------------------------
 High Yield                             Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities,
                                        including corporate bonds and other fixed-income
                                        securities.
----------------------------------      ---------------------------------------------------------------
 U.S. High Yield Bond                   Seeks total return with a high level of current income by
                                        investing, under normal market conditions, primarily in
                                        below investment-grade debt securities (sometimes referred to as "junk bonds" or high yield securities). The portfolio also invests in corporate debt securities and may buy
                                        preferred and other convertible securities and bank loans.
----------------------------------      ---------------------------------------------------------------
 Strategic Bond                         Seeks a high level of total return consistent with
                                        preservation of capital by giving its subadviser broad
                                        discretion to deploy the portfolio's assets among certain
                                        segments of the fixed income market as the subadviser
                                        believes will best contribute to achievement of the
                                        portfolio's investment objective.
----------------------------------      ---------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ====================================
 Strategic Income                       Sovereign Asset Management, LLC,
                                        LLC
----------------------------------      ------------------------------------
 Global Bond                             Pacific Investment Management
                                        Company
----------------------------------      ------------------------------------
 Investment Quality Bond                Wellington Management Company,
                                        LLP
----------------------------------      ------------------------------------
 Total Return                            Pacific Investment Management
                                        Company
----------------------------------      ------------------------------------
 American Bond                          Capital Research Management Co
                                        LLC
----------------------------------      ------------------------------------
 Real Return Bond                        Pacific Investment Management
                                        Company
----------------------------------      ------------------------------------
 Bond Index B                           Declaration Management &
                                        Research LLC
----------------------------------      ------------------------------------
 Core Bond                               Wells Fargo Fund Management,
                                        LLC
----------------------------------      ------------------------------------
 Active Bond                            Declaration Management &
                                        Research LLC
                                        Sovereign Asset Management, LLC
----------------------------------      ------------------------------------

 Portfolio                               Investment Description
==================================      ===============================================================
 Strategic Income                       Seeks a high level of current income by investing, under
                                        normal market conditions, primarily in foreign government
                                        and corporate debt securities from developed and emerging
                                        markets; U.S. Government and agency securities; and U.S.
                                        high yield bonds.
----------------------------------      ---------------------------------------------------------------
 Global Bond                            Seeks to realize maximum total return, consistent with
                                        preservation of capital and prudent investment
                                        management, by investing the portfolio's assets primarily in fixed income securities denominated in major foreign
                                        currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.
----------------------------------      ---------------------------------------------------------------
 Investment Quality Bond                Seeks a high level of current income consistent with the
                                        maintenance of principal and liquidity, by investing in a
                                        diversified portfolio of investment grade bonds.
                                        Investments will tend to focus on corporate bonds and U.S.
                                        Government bonds with intermediate to longer term
                                        maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.
----------------------------------      ---------------------------------------------------------------
 Total Return                           Seeks to realize maximum total return, consistent with
                                        preservation of capital and prudent investment
                                        management, by investing, under normal market
                                        conditions, at least 65% of the portfolio's assets in a
                                        diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally
                                        vary within a three-to six-year time frame based on the
                                        subadviser's forecast for interest rates.
----------------------------------      ---------------------------------------------------------------
 American Bond                          Seeks to maximize current income and preserve capital.
----------------------------------      ---------------------------------------------------------------
 Real Return Bond                       Seeks maximum return, consistent with preservation of
                                        capital and prudent investment management, by investing,
                                        under normal market conditions, at least 80% of its net
                                        assets in inflation-indexed bonds of varying maturities
                                        issued by the U.S. and non-U.S. governments and by
                                        corporations.
----------------------------------      ---------------------------------------------------------------
 Bond Index B                           Seeks to track the performance of the Lehman Brothers
                                        Aggregate Index** (which represents the U.S. investment
                                        grade bond market) by investing at least 80% of its assets in securities listed in the Lehman Index.
----------------------------------      ---------------------------------------------------------------
 Core Bond                              Seeks total return consisting of income and capital
                                        appreciation by investing, under normal market conditions, in a broad range of investment-grade debt securities. The
                                        subadviser invests in debt securities that the subadviser
                                        believes offer attractive yields and are undervalued relative to issues of similar credit quality and interest rate
                                        sensitivity. From time to time, the portfolio may also invest in unrated bonds that the subadviser believes are
                                        comparable to investment-grade debt securities. Under
                                        normal circumstances, the subadviser expects to maintain
                                        an overall effective duration range between 4 and 5 1/2
                                        years.
----------------------------------      ---------------------------------------------------------------
 Active Bond                            Seeks income and capital appreciation by investing at least
                                        80% of its assets in a diversified mix of debt securities and instruments.
----------------------------------      ---------------------------------------------------------------

 Portfolio                               Portfolio Manager
==================================      ====================================
 U.S. Government Securities             Salomon Brothers Asset
                                        Management Inc.
----------------------------------      ------------------------------------
 Short Term Bond                         Declaration Management &
                                        Research LLC
----------------------------------      ------------------------------------
 Money Market B                         MFC Global Investment
                                        Management (U.S.A.) Limited
----------------------------------      ------------------------------------
 Lifestyle Aggressive                    MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      ------------------------------------
 Lifestyle Growth                       MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      ------------------------------------
 Lifestyle Balanced                      MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      ------------------------------------
 Lifestyle Moderate                     MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      ------------------------------------
 Lifestyle Conservative                  MFC Global Investment
                                        Management (U.S.A.) Limited
                                        Deutsche Asset Management Inc.
----------------------------------      ------------------------------------

 Portfolio                               Investment Description
==================================      ===============================================================
 U.S. Government Securities             Seeks a high level of current income consistent with
                                        preservation of capital and maintenance of liquidity, by
                                        investing in debt obligations and mortgage-backed
                                        securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such
                                        securities.
----------------------------------      ---------------------------------------------------------------
 Short Term Bond                        Seeks income and capital appreciation by investing at least
                                        80% of its assets in a diversified mix of debt securities and instruments.
----------------------------------      ---------------------------------------------------------------
 Money Market B                         Seeks maximum current income consistent with
                                        preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397
                                        days or less issued primarily by U. S. entities.
----------------------------------      ---------------------------------------------------------------
 Lifestyle Aggressive                   Seeks to provide long-term growth of capital (current
                                        income is not a consideration) by investing 100% of the
                                        Lifestyle Trust's assets in other portfolios of the Trust
                                        which invest primarily in equity securities.
----------------------------------      ---------------------------------------------------------------
 Lifestyle Growth                       Seeks to provide long-term growth of capital with
                                        consideration also given to current income by investing
                                        approximately 20% of the Lifestyle Trust's assets in other portfolios of the Trust which invest primarily in fixed
                                        income securities and approximately 80% of its assets in
                                        other portfolios of the Trust which invest primarily in
                                        equity securities.
----------------------------------      ---------------------------------------------------------------
 Lifestyle Balanced                     Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the
                                        Lifestyle Trust's assets in other portfolios of the Trust
                                        which invest primarily in fixed income securities and
                                        approximately 60% of its assets in other portfolios of the
                                        Trust which invest primarily in equity securities.
----------------------------------      ---------------------------------------------------------------
 Lifestyle Moderate                     Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the
                                        Lifestyle Trust's assets in other portfolios of the Trust
                                        which invest primarily in fixed income securities and
                                        approximately 40% of its assets in other portfolios of the
                                        Trust which invest primarily in equity securities.
----------------------------------      ---------------------------------------------------------------
 Lifestyle Conservative                 Seeks to provide a high level of current income with some
                                        consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in other portfolios of the Trust which invest primarily in fixed
                                        income securities and approximately 20% of its assets in
                                        other portfolios of the Trust which invest primarily in
                                        equity securities.
----------------------------------      ---------------------------------------------------------------

* "Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "S&P Mid Cap 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)," "Russell 2000(R) Growth" and "Russell 3000(R)" are trademarks of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "MSCI All Country World ex US Index" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the portfolios.

** The Lehman Brothers Aggregate Index is a Bond Index. A Bond Index relies on indicators such as quality, liquidity, term and duration as relevant measures of performance.

     The indexes referred to in the portfolio descriptions track companies having the ranges of market capitalization, as of December 31, 2005, set out below:

     Russell 2000 Growth Index - $26 million to $4.4 billion
     Russell 2000 Index - $105 million to $4.4 billion
     Russell 2500 Index - $26 million to $11.2 billion
     Russell 3000 Index - $26 million to $370 billion
     Russell 2000 Value Index - $41 million to $3.5 billion
     Russell Midcap Value Index - $582 million to $18.2 billion
     Wilshire 5000 Equity Index - $1 million to $370 billion
     MSCI All Country World ex US Index - $419 million to $219.5 billion MSCI EAFA Index - $419 million to $219.5 billion
     S&P Mid Cap 400 Index - $423 million to $14.6 billion
     S&P 500 Composite Stock Price Index - $768 million to $370 billion

Description of John Hancock NY

     John Hancock NY is a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.). Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. However, neither John Hancock NY nor any of its affiliated companies guarantees the investment performance of the Account.

     We have received the following ratings from independent rating agencies:

     A++ A.M. Best

     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AA+ Fitch Ratings

     Very strong capacity to meet policyholder and contract obligations; 2nd category of 24

     AA+ Standard & Poor's

     Very strong financial security characteristics; 2nd category of 21

     These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of John Hancock NY's ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account B

     The investment accounts shown on page 1 are in fact subaccounts of Separate Account B (the "Account"), a separate account established under New York law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.

     The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock NY other than those arising out of policies that use the Account. Income, gains and losses credited to, or charged against, the Account reflect the Account's own investment experience and not the investment experience of the John Hancock NY's other assets.

     New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account

     Our obligations under any fixed account are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer only one fixed account - the standard fixed account. The effective annual rate we declare for the fixed account will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

     Because of exemptive and exclusionary provisions, interests in our fixed account have not been and will not be registered under the Securities Act of 1933 ("1933 Act") and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Face Amount". Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 900% of the Base Face Amount at the Issue Date. Thereafter, increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

     When the insured person dies, we will pay the death benefit minus any outstanding loans, accrued interest and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described below).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy value on the date of death, or (2) the minimum death benefit.

     For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

     If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

Base Face Amount vs. Supplemental Face Amount

     As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

     For the same amount of premiums paid, the amount of the Face Amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount included in the calculation of the death benefit at and after the policy anniversary nearest the insured person's 100th birthday will be limited to the lesser of the current Supplemental Face Amount or the policy value.

     If your priority is to reduce your Face Amount charges, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to maximize the death benefit when the insured person reaches age 100, then you may wish to maximize the proportion of the Base Face Amount.

The minimum death benefit

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law - the "guideline premium test" and the "cash value accumulation test". When you elect the death benefit option, you must also elect which test you wish to have applied. Once elected, the test cannot be changed without our approval. Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value and any enhanced cash value, if applicable, on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the guideline premium test. Factors for some ages are shown in the table below:

Attained Age                   Applicable Factor
------------                  ------------------
  40 and under .........             250%
  45 ...................             215%
  50 ...................             185%
  55 ...................             150%
  60 ...................             130%
  65 ...................             120%
  70 ...................             115%
  75 ...................             105%
  90 ...................             105%
  95 and above .........             100%

A table showing the factor for each age will appear in the policy.

     Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value (and any benefit under the Enhanced Cash Value Rider) on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the cash value accumulation test. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax considerations"). The guideline premium test may be preferable if you want the policy value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

     To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the insured person reaches 100

     At and after the policy anniversary nearest the insured person's 100th birthday, the following will occur:

     . Any Supplemental Face Amount will be limited (see "Base Face Amount vs. Supplemental Face Amount").

     .    We will stop deducting any monthly deductions.

     .    We will stop accepting any premium payments.

Requesting an increase in coverage

     After the first policy year, we may approve an unscheduled increase in the Supplemental Face Amount at any time, subject to the maximum limit stated in the policy. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. An approved increase will take effect on the policy anniversary on or next following the date we approve the request.

Requesting a decrease in coverage

     After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

     .    the remaining Total Face Amount will be at least $100,000,

     .    the remaining Base Face Amount will be at least $50,000, and

     . the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

     The death benefit option may be changed from Option 2 to Option 1 after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Total Face Amount to decrease below $100,000.

     A change in the death benefit option from Option 2 to Option 1 will result in a change in the policy's Total Face Amount, in order to avoid any change in the amount of the death benefit. The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

     If you change the death benefit option, the Federal tax law test ("guideline premium test" or "cash value accumulation test") that you elected at issue will continue to apply. Please read "The minimum death benefit" for more information about these Federal tax laws tests.

Tax consequences of coverage changes

     A change in the death benefit option or Total Face Amount will often change the policy's limits under the life insurance qualification test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read "Tax considerations" to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Ways in which we pay out policy proceeds

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option has been chosen, proceeds will be paid as a single sum.

Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

     There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums - annually, semi-annually, quarterly or monthly. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement").

Minimum initial premium

     The minimum initial premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person's attained age 100, subject to the limitations on premium amount described below.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under "Tax considerations".

     Large premium payments may expose us to unanticipated investment risk, and we will generally refuse to accept premiums in excess of the Maximum Annual Premium limit set forth in the Policy Specifications. In addition, in order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments that are not in excess of the Maximum Annual Premium limit. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

     We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

     No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate then being earned on amounts allocated to the Money Market B investment account. All premiums received on or after the Issue Date, but prior to the Allocation Date, will be held in the Money Market B investment account. The "Allocation Date" of the policy is the 10th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner's instructions. The "Net Premium" is the premium paid less the premium charge we deduct from it.

     Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

     Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock". We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock NY Service Office at the appropriate address shown on the back cover of this prospectus. We will also accept premiums by wire or by exchange from another insurance company.

Lapse and reinstatement

Lapse

     A policy will go into default if at the beginning of any policy month the policy's net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax considerations". We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.

Death during grace period

     If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

     You can reinstate a policy that has gone into default and terminated at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

     (a)  The insured person's risk classification is standard or preferred, and

     (b)  The insured person's attained age is less than 46.

     By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

     (a) You must provide to us evidence of the insured person's insurability that is satisfactory to us; and

     (b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

     If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

     Generally, the suicide exclusion and incontestability provision will apply from the effective date of the reinstatement. Your policy will indicate if this is not the case. A surrendered policy cannot be reinstated.

The policy value

     From each premium payment you make, we deduct the premium charge described under "Deduction from premium payments". We invest the rest (known as the "Net Premium") in the accounts (fixed or investment) you've elected. Special investment rules apply to premiums processed prior to the Allocation Date. (See "Processing premium payments".)

     Over time, the amount you've invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios' dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of charges at the policy level".

     We calculate the unit values for each investment account once every business day. Sales and redemptions within any investment account will be transacted using the unit value next calculated after we receive your request either in writing or other form that we specify. If we receive your request before the close of our business day, which is usually the close of day-time trading on the New York Stock Exchange, we'll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, we'll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.

     The amount you've invested in any fixed account will earn interest at the rates we declare from time to time. For the fixed account, we guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for the fixed account, just call or write to us. Amounts you invest in the fixed account will not be subject to the asset-based risk charge described under "Deductions from policy value". Otherwise, the policy level charges applicable to the fixed account are the same as those applicable to the investment accounts. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Allocation of future premium payments

     At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

     You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy year is $1,000,000.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

     .    within 18 months after the policy's Issue Date, or

     . within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions set forth below, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

     Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraph). For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then for the 30 calendar day period after such transfer no transfers from the Money Market B investment account to any other accounts (fixed or investment) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     The most you can transfer at any one time out of a fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the fixed account maximum transfer percentage of 25% multiplied by the amount of the fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of the fixed account may not involve a transfer to the Money Market B investment account.

     We reserve the right to impose a minimum amount limit on transfers out of any fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

     Dollar cost averaging. We may offer policy owners a dollar cost averaging ("DCA") program. Under the DCA program, the policy owner will designate an amount which will be transferred monthly from one investment account into any other investment account(s) or the fixed account. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

     We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

     Asset allocation balancer transfers. Under the asset allocation balancer program the policy owner will designate an allocation of policy value among investment accounts. At six-month intervals beginning six months after the Policy Date, we will move amounts among the investment accounts as necessary to maintain your chosen allocation. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

     We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

     You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt. This is called your "net cash surrender value". You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

     After the first policy year, you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. There is a withdrawal fee for each withdrawal of the lesser of 2% of the withdrawal amount or $25. We will automatically reduce the policy value of your policy by the amount of the withdrawal fee. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your net cash surrender value to fall below 3 months' worth of monthly deductions (see "Deductions from policy value"). We also reserve the right to refuse any withdrawal that would cause the policy's Total Face Amount to fall below $100,000 or the Base Face Amount to fall below $50,000.

     Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The death benefit"). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Generally, any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. We may approve reductions in the Base Face Amount prior to eliminating the Supplemental Face Amount. You should consider a number of factors in determining whether to continue coverage in the form of Base Face Amount or Supplemental Face Amount. (see "Base Face Amount vs. Supplemental Face Amount"). If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the withdrawal.

Policy loans

     You may borrow from your policy at any time by completing a form satisfactory to us. The amount available for loan will not be less than 90% of the net cash surrender value. The maximum amount you can borrow is the amount determined as follows:

     .    We first determine the net cash surrender value of your policy.

     . We then subtract an amount equal to 12 times the monthly deductions then being deducted from policy value.

     . We then multiply the resulting amount by 0.75% in policy years 1 through 10 and 0% thereafter (although we reserve the right to increase the percentage after the tenth policy year to as much as .25%).

     .    We then subtract the third item above from the second item above.

     The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 3.75% in the first 10 policy years and 3.0% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law. The right to increase the rate charged on the loan is restricted in some states. Please see your John Hancock NY representative for details. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

     You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as follows:

     . The same proportionate part of the loan as was borrowed from any fixed account will be repaid to that fixed account.

     . The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

Effects of policy loans

     The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

     The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

     Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value after the insured person reaches age 100, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations").

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Description of charges at the policy level

Deduction from premium payments

     . Premium charge - A charge to help defray our sales costs and related taxes. The current charge is 1.5% of each premium paid, although we reserve the right to increase the percentage to as high as 7%.

Deductions from policy value

     . Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of up to $12.

     . Face Amount charge - A monthly charge for the first ten policy years to primarily help cover sales costs. To determine the charge we multiply the amount of Base Face Amount by a rate which varies by the insured person's sex, age and risk classification at issue.

     . Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The cost of insurance we use will depend on age of the insured person at issue, the insurance risk characteristics and (usually) gender of the insured person, the and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person`s age increases. (The insured person's "age" on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

          (a) is the death benefit as of the first day of the policy month, divided by 1.0024663; and

          (b) is the policy value as of the first day of the policy month after the deduction of all other monthly deductions.

          Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

          If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

          For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0024663.

     . Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account. This charge is not currently imposed, but we reserve the right to do so.

     . Supplementary benefits charges - Monthly charges for any supplementary insurance benefits added to the policy by means of a rider.

     . Withdrawal fee - A fee for each withdrawal of policy value to compensate us for the administrative expenses of processing the withdrawal. The fee is the lesser of 2% of the withdrawal amount or $25. This fee is not currently imposed, but we reserve the right to do so.

Additional information about how certain policy charges work

Sales expenses and related charges

     The premium charges help to compensate us for the cost of selling our policies. (See "Description of charges at the policy level"). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

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Method of deduction

     We deduct the monthly deductions described in the Fee Tables section from your policy's accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Reduced charges for eligible classes

     The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

Other charges we could impose in the future

     Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

     The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under "Fee Tables") are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. We may also receive payments from a Series Fund or its affiliates at an annual rate of up to approximately 0.45% of the average net assets that holders of our variable life insurance policies and other products have invested in that portfolio. Any such payments do not, however, result in any charge to you in addition to what is shown in the tables. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

     When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

     . Enhanced Cash Value Rider - This rider provides for payment of an additional benefit to the policy owner upon surrender of the policy in the first seven policy years. The enhanced cash value rider benefit is calculated as a percentage of the lesser of (i) cumulative premiums paid to date or (ii) the "Limiting Premium" shown in the Policy

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


          Specifications page of your policy, minus any withdrawals and policy debt. The percentage starts at 11% and reduces to 0% in the eighth policy year. The cumulative premiums for any policy year are equal to the lesser of the actual premium paid in that policy year and the Limiting Premium. The enhanced cash value rider is only available if:
          (i) notice of surrender is received at our Service Office prior to the death of the insured person, (ii) such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code, and (iii) the rider has not terminated pursuant to its premiums. This rider does not increase the available loan value of the policy.

     . Change of Life Insured Rider - This rider is only available to certain owners purchasing the policy in connection with the financing of employee benefit plan obligations. If you elect this rider, you may change the life insured on or after the second policy anniversary. You must have an insurable interest in the new life insured, and the new life insured must consent in writing to the change. We will require evidence which satisfies us of the new life insured's insurability, and the premiums and charges after the change date will reflect the new life insured's age, sex, risk classification and any additional rating which applies. Supplementary benefit riders on the old life insured will be canceled as of the change date. Supplementary benefits riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits. The incontestability and suicide provisions of the policy will apply to the entire Face Amount beginning anew as of the change date.

Variations in policy terms

     Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes". No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

     Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

     Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $50,000. At the time of issue, the insured person must have an attained age of no more than 90. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

     The policy will take effect only if all of the following conditions are satisfied:

     .    The policy is delivered to and received by the applicant.

     .    The minimum initial premium is received by us.

     . The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

     The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date". If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date". That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

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


Backdating

     Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

     Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

     We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

     In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

     . Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

     .    Combining or removing fixed accounts or investment accounts

     .    Changes in the form of organization of any separate account

     Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

     Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     .    Determine when and how much you invest in the various accounts

     .    Borrow or withdraw amounts you have in the accounts

     .    Change the beneficiary who will receive the death benefit

     .    Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its net cash surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

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


     It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

     You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     . John Hancock NY at one of the addresses shown on the back cover of this prospectus, or

     .    the John Hancock NY representative who delivered the policy to you.

     The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

     At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

     Semiannually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

When we pay policy proceeds

General

     We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

     State laws allow us to defer payment of any portion of the net cash surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock NY Service Office at the appropriate address shown on the back cover.

     Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     .    loans

     .    surrenders or withdrawals

     .    change of death benefit option

     .    increase or decrease in Face Amount

     .    change of beneficiary

     .    election of payment option for policy proceeds

     .    tax withholding elections

     .    election of telephone/internet transaction privilege.

     The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company's secured website, if a special form is completed (see "Telephone, facsimile and internet transactions" below):

     .    transfers of policy value among accounts

     .    change of allocation among accounts for new premium payments

     You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person's death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock NY representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions

     If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-800-521-1234 or by faxing us at 617-572-7008 or through the Company's secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

     If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

     As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value"). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies

     John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company affiliated with us, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

     JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

     We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

     Through JH Distributors, John Hancock NY pays compensation to broker-dealers for the promotion and sale of the policies. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy. (See "Description of charges at the policy level".)

     A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to policies that have already been purchased.

     Standard compensation. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed 32% of target commissionable premium, and 4% of premium in excess of target, paid in the first policy year, 9% of commissionable premium paid in years 2-5, and 6% of commissionable premium paid in years 6-10.

     Additional compensation and revenue sharing. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker-dealers may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for public, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests, and/or other promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash or other rewards.

     These arrangements will not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

     Differential compensation. Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable policies or contracts. These compensation arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. As a result, registered representatives may be motivated to sell the policies of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy.

Tax considerations

     This description of Federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

     The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax advisor should be consulted for advice.

General

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you've paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first 15 years after issuance of the policy are ordinarily taxable in whole or in part. (See "Other policy distributions" below.) Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you've paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind. (See "7-pay premium limit and modified endowment contract status" below.)

Policy death benefit proceeds

     We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines a life insurance contract for Federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with Section 7702.

     If the policy complies with Section 7702, the death benefit proceeds under the policy should be excludable from the beneficiary's gross income under
Section 101 of the Code.

Other policy distributions

     Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy's death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the policy owner in order for the policy to continue to comply with the Section 7702 definitional limits. Changes that reduce benefits include partial withdrawals and death benefit option changes. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in Section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

     Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

     It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

     Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocabale trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner's estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner's estate if the transfer occurred less than three years before the former owner's death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

     Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

Policy loans

     We expect that, except as noted below (see "7-pay premium limit and modified endowment contract status"), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Account

     Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investment control" over the underlying assets.

     In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty subaccounts.

     The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy's proportionate share of the assets of the Account.

     We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the Series Funds` prospectuses, or that a Series Fund will not have to change any fund's investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy's proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

     At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

     The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

     Policies classified as modified endowment contracts are subject to the following tax rules:

     . First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time.

     . Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

     . Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

          . is made on or after the date on which the policy owner attains age 591/2;

          .    is attributable to the policy owner becoming disabled; or

          . is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary.

     These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

     Furthermore, any time there is a "material change" in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

     Moreover, if benefits under a policy are reduced (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will generally be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

     All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

     The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Withholding

     To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

     In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

     If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

     The financial statements of John Hancock NY and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock NY should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock NY to meet its obligations under the policies.

Registration statement filed with the SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

     The consolidated financial statements of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New
York) at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in the Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     In addition to this prospectus, John Hancock NY has filed with the Securities and Exchange Commission (the "SEC") a Statement of Additional Information (the "SAI") which contains additional information about John Hancock NY and the Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock NY representative. The SAI may be obtained by contacting the John Hancock NY Service Office. You should also contact the John Hancock NY Service Office to request any other information about your policy or to make any inquiries about its operation.

                           SERVICE OFFICE

       Express Delivery                      Mail Delivery
       ----------------                      -------------
      Specialty Products           Specialty Products & Distribution
  197 Clarendon Street, C-6                   P.O. Box 192
       Boston, MA 02117                     Boston, MA 02117

            Phone:                                Fax:
            ------                                ----
        1-800-521-1234                        617-572-7008

     Information about the Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC's Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.

PART C
OTHER INFORMATION

Item 27. Exhibits

The following exhibits are filed as part of this Registration Statement:

     (a) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I (now referred to as Separate Account B). Incorporated by reference to exhibit A (1) file number 333-33351 filed with the Commission on August 8, 1997 on behalf of FNAL.

     (b) Not applicable.

     (c) (1) Form of Principal Underwriting Agreement to be filed by amendment.

     (2) Form of General Agent and Broker Dealer Servicing Agreement by and among John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors. Incorporated by reference to Pre-Effective number 1, Exhibit 27
(c)(3), file number 333-126668 filed with the Commission on October 12, 2005.

     (3) Form of General Agent and Broker Dealer Selling Agreement by and among John Hancock Life Insurance Company (U.S.A.) and John Hancock Distributors. Incorporated by reference to Pre-Effective number 1, Exhibit 27 (c)(4), file number 333-126668 filed with the Commission on October 12, 2005.

     (d)(1) Form of Specimen Flexible Premium Variable Universal Life Insurance policy filed herewith.

     (2) Form of Specimen Enhanced Cash Value Rider filed herewith.

     (3) Form of Specimen Change of Life Insured Rider filed herewith.

     (e) Form of Master COLI Application of Life Insurance, Insurance Schedule to Master COLI Application for Life Insurance, Application Supplement Customized Schedule, Simplified Application for Life Insurance, Application Supplement for Investment Allocation and Investor Suitability, and Cionsent to Life Insurance filed herewith.

     (f) (1) Declaration of Intention and Charter of First North American Life Assurance Company. Incorporated by reference to Exhibit (6)(A)(I) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

     (a) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company. Incorporated by reference to Exhibit (6)(A)(II) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

     (b) Certificate of Amendment of the Declaration of Intention and Charter of the The Manufacturers Life Insurance Company of New York dated October 17, 1997. Incorporated by reference to Exhibit (6)(A)(III) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

     (c) Form of Certificate of Amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York effective January 1, 2005. Incorporated by reference to pre-effective amendment number 1 file number 333-127543 filed with the Commission on November 16, 2005.

     (2) By-laws of the John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York). Incorporated by reference to Exhibit (6)(B) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

     (g) Form of Reinsurance Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New
York) and The Manufacturers Life Insurance Company (USA). Incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 file number 333-33351 filed with the Commission on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     (h) (1) Form of Participation Agreement among The Manufacturers Life Insurance Company (U.S.A.), The Manufacturers Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated April 30, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (2) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (i) (1) Administrative Services Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of New York dated October 1, 1997 Incorporated by reference to Exhibit (8)(A) to post-effective amendment No. file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

     (a) Form of Administrative Services Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of New York dated January 1, 2001. Incorporated by reference to pre-effective amendment number 1 file number 333-127543 filed with the Commission on November 16, 2005.

     (b) Form of Amendment No. 1 to Administrative Services Agreement effective January 1, 2001. Incorporated by reference to pre-effective amendment number 1 file number 333-127543 filed with the Commission on November 16, 2005.

     (2) Form of Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company dated 1997. Incorporated by reference to pre-effective amendment number 1 file number 333-127543 filed with the Commission on November 16, 2005.

     (j) Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit
(a)(6) to pre-effective amendment no. 1 file number 333-33504 filed with the Commission on May 3, 2001.

     (k) Opinion and consent of Gretchen H. Swanz, Secretary and Counsel of The Manufacturers Life Insurance Company of New York dated April 9, 2001 Incorporated by reference to Exhibit (2)(a) to pre-effective amendment no. 1 file number 333-33504 filed with the Commission on May 3, 2001.

     (l) Not Applicable.

     (m) Not Applicable.

     (n) Consent of Independent Registered Public Accounting Firm to be filed by amendment.

     (o) Not Applicable.

     (p) Not Applicable.

     (q) Not Applicable.

     Powers of Attorney

     (i) Powers of Attorney for Alison Alden, James R. Boyle, James Brockelman, Robert Cook, Marc Costantini, James D. Gallagher, and Bruce Speca to be filed by amendment.

Item 28. Directors and Officers of the Depositor

OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK as of April 1, 2006

  Name and Principal         Position with
  Business Address           Depositor
  Directors
  Alison Alden
  601 Congress Street
  Boston, MA 02210 ....      Director
  Thomas Borshoff
  3 Robin Drive
  Rochester, NY 14618..      Director
  James R. Boyle
  601 Congress Street
  Boston, MA 02210 ....      Director
  James Brockelman
  601 Congress Street
  Boston, MA 02210 ....      Director
  Robert A. Cook
  601 Congress Street
  Boston, MA 02210 ....      Director
  Marc Costantini
  601 Congress Street
  Boston, MA 02210 ....      Director

  Ruth Ann Fleming
  205 Highland Avenue
  Short Hills, NJ 07078..      Director
  James D. Gallagher
  601 Congress Street
  Boston, MA 02210 ......      Director
  Neil M. Merkl
  35-35 161st Street
  Flushing, NY 11358 ....      Director
  Bradford J. Race, Jr.
  136 East 64th Street
  New York, NY 10021 ....      Director
  Joseph Scott
  601 Congress Street
  Boston, MA 02210 ......      Director
  Bruce R. Speca
  601 Congress Street
  Boston, MA 02210 ......      Director

  Officers
                               Chairman and
  James D. Gallagher ....      President
                               Senior Vice President
  Peter Copestake .......      and Treasurer
                               Secretary and Chief
  Andrew Corselli .......      Legal Counsel
  Richard Harris ........      Appointed Acturary
  Patricia Cassidy ......      Illustration Actuary
  Naveed Irshad .........      Illustration Officer
                               Executive Vice
                               President, Retirement
  Katherine MacMillan....      Plan Services
                               Executive Vice
  Robert Cook ...........      President, Insurance
                               Executive Vice
  James Boyle ...........      President, Annuities
                               Vice President and
                               Chief Investment
  Yiji Starr ............      Officer
  Patrick Gill ..........      Controller
                               Insurance Adminis-
  Brooks Tingle .........      tration
                               Insurance Adminis-
  Jill Rebman ...........      tration
                               Vice President,
  Gregory Mack ..........      Distribution

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Registrant is a separate account of John Hancock NY, operated as a unit investment trust. Registrant supports benefits payable under John Hancock NY's variable life insurance policies by investing assets allocated to various investment options in shares of John Hancock Trust and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the "series" type.

A list of persons directly or indirectly controlled by or under common contract with John Hancock NY as of December 31, 2005 appears below:

     Subsidiary Name
     Cavalier Cable, Inc.

     John Hancock Investment Management Services, LLC

     Manulife Service Corporation

     Ennal, Inc.

     John Hancock Distributors, LLC

     Ironside Venture Partners I LLC

     Ironside Venture Partners II LLC

     Avon Long Term Care Leaders LLC

     Manulife Leasing Co., LLC

Item 30. Indemnification

     Article 10 of the Charter of the Company provides as follows:

     TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director establish that his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

     Article VII of the By-laws of the Company provides as follows:

     Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or
(2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

     The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

     Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

Name of Investment Company ........................     Capacity in Which Acting
John Hancock Variable Life Separate Account S .....     Principal Underwriter
John Hancock Variable Life Separate Account U .....     Principal Underwriter
John Hancock Variable Life Separate Account V .....     Principal Underwriter
John Hancock Variable Life Separate Account UV ....     Principal Underwriter
John Hancock Variable Annuity Separate Account I ..     Principal Underwriter
John Hancock Variable Annuity Separate Account JF .     Principal Underwriter
John Hancock Variable Annuity Separate Account U ..     Principal Underwriter
John Hancock Variable Annuity Separate Account V ..     Principal Underwriter
John Hancock Variable Annuity Separate Account H ..     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account A ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account N ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account H ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account I ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account J ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account K ................................     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account M ................................     Principal Underwriter
John Hancock Life Insurance Company of New York
Separate Account B ................................     Principal Underwriter
John Hancock Life Insurance Company of New York
Separate Account A ................................     Principal Underwriter

     (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following comprise the Board of Managers and officers of JHD LLC.

Name                                   Title
----                                   ------
Marc Costantini* ................      Chairman
Steve Finch**** .................      President and Chief Executive Officer
Kevin Hill * ....................      Senior Vice President, U.S. Annuities and Managed Accounts
Katherine MacMillan***** ........      Senior Vice President, Retirement Plan Services
Christopher Walker**** ..........      Vice President and Chief Compliance Officer
Marc Costantini* ................      Chairman
Steve Finch**** .................      President and CEO
Peter Copestake***** ............      Vice President and Treasurer
James C. Hoodlet*** .............      Secretary and General Counsel
Kevin Hill* .....................      Senior Vice President, U.S. Annuities and Managed Accounts
Katherine MacMillan***** ........      Senior Vice President, Retirement Plan Services
Christopher M. Walker**** .......      Vice President and Chief Compliance Officer
Brian Collins**** ...............      Vice President, U.S. Taxation

Name                                   Title
----                                   ------
Philip Clarkson*** ..............      Vice President, U.S. Taxation
Jeffrey H. Long* ................      Chief Financial Officer and Financial Operations Principal
David Crawford**** ..............      Assistant Secretary

*Principal Business Office is 601 Congress Street, Boston, MA 02210

**Principal Business Office is 197 Clarendon Street, Boston, MA 02116

***Principal Business Office is 200 Clarendon Street, Boston, MA 02116

****Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5

*****Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

     (c) John Hancock Distributors, LLC

     The information contained in the section titled "Principal Underwriter and Distributor" in the Statement of Additional Information, contained in this Registration Statement, is hereby incorporated by reference in response to Item 31.(c)(2-5).

     Item 32. Location of Accounts and Records

     The following entities prepare, maintain, and preserve the records required by Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request: John Hancock Distributors LLC, John Hancock Place, Boston, Massachusetts 02117, serves as Registrant's distributor and principal underwriter, and, in such capacities, keeps records regarding shareholders account records, cancelled stock certificates. John Hancock Life Insurance Company of New York (at the same address), in its capacity as Registrant's depositor keeps all other records required by Section 31 (a) of the Act.

Item 33. Management Services

     None

Item 34. Fee Representation

     Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

     John Hancock Life Insurance Company of New York hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

[LOGO OF JOHN HANCOCK]  John Hancock Life Insurance Company of New York
                        A Stock Company

 LIFE INSURED  [John J. Doe]

POLICY NUMBER  [12 345 678]

    PLAN NAME  [Corporate VUL]

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

ADJUSTABLE DEATH BENEFIT

BENEFIT PAYABLE ON LIFE INSURED'S DEATH

FLEXIBLE PREMIUMS PAYABLE TO ATTAINED AGE 100 DURING THE LIFE INSURED'S LIFETIME

NON-PARTICIPATING (NOT ELIGIBLE FOR DIVIDENDS)

Subject to the conditions and provisions of this policy, if the Life Insured dies while the policy is in force, the John Hancock Life Insurance Company of New York ("the Company") agrees to pay the Insurance Benefit to the beneficiary in a lump sum, and to provide the other benefits, rights, and privileges, if any, of the policy. The Insurance Benefit is described in Section 6. If the Company makes other plans of payment available other than a lump sum, then a Beneficiary may request written election of any such other plans in lieu of a lump sum.

Your Net Premiums are added to your Policy Value. You may allocate them to one or more of the Investment Accounts and to the Fixed Account, subject to Section 16, and any other applicable provisions of the policy.

The portion of your Policy Value that is in an Investment Account will vary from day to day. The amount is not guaranteed; it may increase or decrease, depending on the investment experience of the underlying Subaccounts for the Investment Accounts that you have chosen.

The portion of your Policy Value that is in the Fixed Account will accumulate, after deductions, at rates of interest we determine. Such rates will not be less than the Fixed Account Annual Rate shown in Section 1.

The amount of the Insurance Benefit, or the duration of the insurance coverage, or both, may be variable or fixed under specified conditions and may increase or decrease as described in Section 6.

READ YOUR POLICY CAREFULLY. It is a contract between you and us.

RIGHT TO RETURN POLICY. If for any reason you are not satisfied with your policy, you may return it for cancellation by delivering or mailing it to us or to the agent who sold it. If this policy does not replace another policy, you may return it within TEN days after receiving it and we will refund in full the payment made. If it replaces another policy, you may return it within SIXTY days after receiving it and we will refund the Policy Value as of the date we receive the policy, plus any charges and deductions taken for the policy. The policy will be void from the beginning.

Signed for the Company by:


/s/ James W. Gallagher               /s/ Andrew Cornelli
----------------------               -------------------
       President                           Secretary

05CVUL                                                                  C0105ANY

                                Policy Provisions

              Section

           1. Policy Specifications

           2. Table of Rates

           3. Definitions

           4. Qualification as Life Insurance

           5. Total Face Amount

           6. Insurance Benefit

           7. Interest On Proceeds

           8. Premiums

           9. Grace Period

          10. Policy Termination

          11. Reinstatement

          12. Coverage at and after Attained Age 100

          13. Policy Value

          14. Loan Account, Fixed Account, Investment Accounts

          15. Separate Account and Subaccounts

          16. Allocations and Transfers

          17. Loans

          18. Surrenders and Withdrawals

          19. Owner and Beneficiary

          20. Assignment

          21. Misstatements

          22. Suicide

          23. Incontestability

          24. The Contract

          25. Right to Postpone Payment of Benefits

          26. Claims Of Creditors

          27. Reports To Owner

          28. How Values Are Computed

          29. Flexible Factors

2                                                                             NY

--------------------------------------------------------------------------------
1. POLICY SPECIFICATIONS
--------------------------------------------------------------------------------

                 Life Insured         [JOHN DOE]                     Plan Name  [Corporate VUL]

           Age at Policy Date            [35]                    Policy Number  [12 345 678]

                          Sex           [MALE]                      Issue Date  [July 1, 2005]

          Risk Classification  [Standard] [Non Smoker]             Policy Date  [July 1, 2005]

           Additional Ratings  [not applicable]

           Owner, Beneficiary  As designated in the application or subsequently changed

Death Benefit Option at Issue  [Option 1]

 Life Insurance Qualification  [Cash Value Accumulation Test]
                 Test Elected
                                                             Base Face Amount at Issue         $[500,000]

                                                             Supplemental Face Amount at Issue $[      0]
                                                                                               ----------
                                                                    Total Face Amount at Issue $[500,000]
                Governing Law  New York

                                  [Other Benefits and Specifications]

                                  [As hereinafter described in this Section 1]

         [Enhanced Cash Value Rider]


                                        PREMIUMS AT ISSUE

                 Premium Mode  [Annual]

              Planned Premium  $ [20,295.00 per year]

      Minimum Initial Premium  $ [1,691.25]

           [Limiting Premium]  $ [20,295.00]

Notice: This policy provides life insurance coverage for the lifetime of the Life Insured if sufficient premiums are paid until Age 100. Premium payments in addition to the planned premium shown may need to be made to keep this policy and coverage in force. Keeping the policy and coverage in force will be affected by factors such as: changes in the current cost of insurance rates; the amount, timing and frequency of premium payments; the interest rate being credited to the Fixed Account; the investment experience of the Investment Accounts; changes to the death benefit option; changes in the Total Face Amount; loan activity; withdrawals; and deductions for any applicable Supplementary Benefit riders that are attached to, and made a part of, this policy. Also refer to the Grace Period and Policy Termination provisions in Sections 9 and 10.

3                                                                       C0305ANY

--------------------------------------------------------------------------------
1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]
--------------------------------------------------------------------------------

                                    MAXIMUM EXPENSE CHARGES

Deductions from Premium Payments

               Premium Charge  [7.00%] of each premium paid

         [Enhanced Cash Value  [0.5%] of premium paid up to the Limiting Premium
                Rider Charge]  in each of the first [7] Policy Years as defined under Rider Information in this Section 1]

Monthly Deductions: the following charges are deducted monthly from the Policy Value

        Administrative Charge  $12.00

           Face Amount Charge  $[0.21] per $1000 of Base Face Amount for the
                               first 10 Policy Years

            Cost of Insurance  Determined in accordance with Section 13. Maximum
                       Charge  monthly rates per $1,000 are shown in Section 2.

             Asset-Based Risk  Percentage of Investment Account assets as shown
                       Charge  below (percentage shown is deducted monthly):

                                                   Percent of Investment
                               Policy Years           Account assets
                               ------------        ---------------------
                                   1-10                  [0.075]%
                                    11+                   [0.03]%

        Supplementary Benefit Charges for applicable riders are shown under rider charges Supplementary Benefits of this Section 1.

               Withdrawal Fee  $25.00 per withdrawal, or 2% of the withdrawal if less.


3A                                                                       C03A05A

--------------------------------------------------------------------------------
1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]
--------------------------------------------------------------------------------


                                 TABLE OF VALUES

     Refer to your policy provisions for details on the terms and values shown in this table.

     Minimum Total Face Amount                                      $   100,000

     Minimum Base Face Amount                                       $    50,000

     Maximum Supplemental Face Amount                              [$       .00]

     Allocation Date                             [10TH day after the Issue Date]

     Fixed Account Annual Rate                                  Not less than 3%

     Loan Interest Credited Annual Rate                                       3%

     Maximum Loan Interest Charged Annual Rate
             Policy Years 1-10                                             3.75%
             Policy Years 11+                                              3.25%

     Minimum Loan Amount                                            $       500

     Minimum Withdrawal Amount                                      $       500

     Death Benefit Discount Factor                                    1.0024663

     Maximum Transfer Fee                                           $        25
     (See Section 16 for Transfer Restrictions)

     Fixed Account Maximum Transfer Percentage                               25%

     Fixed Account Maximum Transfer Amount                          $     2,000

     Investment Account Maximum Transfer Amount                     $ 1,000,000

     Maximum Annual Premium                                         $ 1,000,000

Additional interest amounts may be payable on the Fixed Account. These amounts are not guaranteed and we have the right to change the amount of interest credited to the policy, the amount of cost of insurance and other expense charges deducted under the policy which may require more premium to be paid than was illustrated or the cash values may be less than those illustrated. No additional interest amounts are being paid on the Loan Interest Account.

3B                                                                      C03B05NY

--------------------------------------------------------------------------------
2.  TABLE OF RATES- Policy [12 345 678]
--------------------------------------------------------------------------------

A.  RATE TABLE

                               Minimum                                   Minimum
            Maximum Monthly     Death                 Maximum Monthly     Death
Attained  Rates per $1,000 of  Benefit    Attained  Rates per $1,000 of  Benefit
  Age     Net Amount at Risk   Factors       Age     Net Amount at Risk  Factors
--------------------------------------------------------------------------------
   35            0.176          3.9726        79             7.924        1.2737
   36            0.187          3.8433        80             8.635        1.2560
   37            0.200          3.7186        81             9.431        1.2392
   38            0.215          3.5985        82            10.339        1.2232
   39            0.233          3.4829        83            11.374        1.2082
   40            0.252          3.3717        84            12.514        1.1942
   41            0.275          3.2649        85            13.738        1.1812
   42            0.297          3.1623        86            15.022        1.1692
   43            0.323          3.0636        87            16.357        1.1580
   44            0.350          2.9689        88            17.738        1.1475
   45            0.380          2.8779        89            19.172        1.1374
   46            0.411          2.7904        90            20.678        1.1277
   47            0.444          2.7064        91            22.287        1.1181
   48            0.480          2.6255        92            24.064        1.1082
   49            0.519          2.5477        93            26.120        1.0979
   50            0.561          2.4728        94            28.813        1.0869
   51            0.610          2.4008        95            32.818        1.0748
   52            0.666          2.3317        96            39.643        1.0616
   53            0.729          2.2654        97            53.066        1.0476
   54            0.800          2.2019        98            83.333        1.0334
   55            0.877          2.1412        99            83.333        1.0198
   56            0.960          2.0831      100+             0.000        1.0000
   57            1.047          2.0275
   58            1.140          1.9742
   59            1.239          1.9230
   60            1.350          1.8740
   61            1.474          1.8269
   62            1.613          1.7818
   63            1.772          1.7387
   64            1.949          1.6976
   65            2.143          1.6584
   66            2.351          1.6211
   67            2.573          1.5855
   68            2.809          1.5516
   69            3.065          1.5191
   70            3.354          1.4880
   71            3.682          1.4583
   72            4.060          1.4301
   73            4.496          1.4033
   74            4.984          1.3781
   75            5.513          1.3546
   76            6.077          1.3325
   77            6.666          1.3117
   78            7.276          1.2922

The above rates will be adjusted for any applicable Additional Ratings shown in
Section 1

Maximum Monthly Rates are the same for the Base Face Amount and the Supplemental Face Amount.

4                                                                       C0405ANY

--------------------------------------------------------------------------------
3. DEFINITIONS
--------------------------------------------------------------------------------

The term "Additional Rating" is an increase in the Cost of Insurance that is applied when a Life Insured does not meet, at a minimum, our underwriting requirements for the standard Risk Classification.

The terms "Age" and "Attained Age" mean, on any policy anniversary, the age of the person in question at his or her birthday nearest that date.

The term "Annual Processing Date" means every 12th Processing Date starting with the Processing Date next after the Policy Date.

The term "Business Day" means any day that we are open for business and the New York Stock Exchange is open for trading. The net asset value of the underlying shares of a Subaccount will be determined at the end of each Business Day. We will deem each Business Day to end at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

The term "date" means a calendar day ending at midnight local time at our Service Office.

The term "Fixed Account" is that part of the Policy Value which reflects the value you have in our general account.

The term "Fund" means each division, with a specific investment objective, of a Series Fund.

The term "in force" means that the policy has not terminated in accordance with
Section 10, or surrendered in accordance with Section 18.

The term "Investment Account" means that part of the Policy Value which reflects the value you have in one of our Subaccounts.

The term "Issue Date" is the date shown in the Policy Specifications of this policy from which the Suicide and Incontestability provisions are applied.

The term "Minimum Initial Premium" means the minimum premium needed to put the policy in force and is shown in Section 1.

The term "Loan Account" is that part of the Policy Value which reflects amounts transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

The term "Net Cash Surrender Value" equals the Policy Value less the Policy
Debt.

The term "Net Policy Value" equals the Policy Value less the value in the Loan Account.

The term "Net Premium" is the gross premium paid less any Premium Charge. It is the amount of premium allocated to the Fixed Account and or to the Investment Accounts.

The term "Planned Premium" means the premium that is selected in the application for the policy, which is intended to be paid on a regular modal basis.

The term "Policy Date" is the date from which charges for the first Monthly Deduction are calculated. The Policy Date is shown in Section 1. Policy Years, Policy Months, and Policy Anniversaries are determined from the Policy Date.

The term "Policy Debt" as of any date equals (a) plus (b) plus (c), minus (d), where:

     (a)  is the total amount of loans borrowed as of such date;

     (b) is the total amount of any unpaid loan interest charges borrowed against the policy on a Policy Anniversary;

     (c) is any interest charges accrued from the last Policy Anniversary to the current date; and

     (d)  is the total amount of loan repayments as of such date.

The term "Policy Value" is the sum of the values in the Loan Account, the Investment Accounts, and the Fixed Account.

The term "Policy Year" means (a) or (b) below whichever is applicable.

     (a) The first Policy Year is the period beginning on the Policy Date and ending on the Business Day immediately preceding the first Annual Processing Date.

     (b) Each subsequent Policy Year is the period beginning on an Annual Processing Date and ending on the Business Day immediately preceding the next Annual Processing Date.

5                                                                       C0505ANY

--------------------------------------------------------------------------------
3. DEFINITIONS (continued)
--------------------------------------------------------------------------------

The term "Processing Date" means the first day of a Policy Month. A Policy Month shall begin on the day in each calendar month that corresponds to the day of the calendar month on which the Policy Date occurred. If the Policy Date is the 29th, 30th, or 31st day of a calendar month, then for any calendar month that has fewer days, the first day of the Policy Month will be the last day of such calendar month. The Policy Date is not a Processing Date.

The term "Separate Account" means Separate Account B of the John Hancock Life Insurance Company of New York.

The term "Series Fund" means a series type mutual fund registered under the Investment Company Act of 1940 as an open-end diversified management investment company.

The term "Service Office" is the office that we designate to service this policy as shown on the back cover of your policy.

The term "Subaccount" refers to one of the subaccounts of the Separate Account.

The terms "we", "us", and "our" refer only to the Company.

The term "written request" is your request to us which must be in a form satisfactory to us, signed and dated by you, and filed at our Service Office or, if permitted by our administrative practices, an electronic mail message ("e-mail") received by us at the internet address specified by us for receipt of such messages.

The terms "you" and "your" refer only to the Owner of this policy.

--------------------------------------------------------------------------------
4. QUALIFICATION AS LIFE INSURANCE
--------------------------------------------------------------------------------

It is the intent that this policy be considered as life insurance for federal income tax purposes. In order to comply with the Internal Revenue Code definition of "life insurance", we reserve the right to make any reasonable adjustments to the terms or conditions of this policy. This provision should not be construed to guarantee that this policy will receive tax treatment as life insurance or that the tax treatment of life insurance will never be changed by the future actions of any tax authority. In order for this policy to qualify as life insurance, one of the following tests will apply to the policy. The test you elected is shown in Section 1. Your election cannot be changed after issue.

Guideline Premium Test
Under this test, the sum of the premiums paid into the policy may not at any time exceed the guideline premium limitation as of such time. The guideline premium limitation, as of any date, is the greater of:

     (a)  the Guideline Single Premium; and

     (b)  the sum of the Guideline Level Premiums to such date.

If you elected this test, the Guideline Single Premium and the Guideline Level Premium are shown in Section 1. If at any time the premiums received under the policy exceed the amount allowable for such tax qualification, such excess amount shall be removed from the policy as of the date of its payment, together with interest thereon from such date, and any appropriate adjustment in the Death Benefit shall be made as of such date. This excess amount shall be refunded to you no later than 60 days after the end of the applicable Policy Year. If this excess amount is not refunded by then, the Total Face Amount under the policy shall be increased retroactively so that at no time is the Death Benefit ever less than the amount necessary to ensure or maintain such tax qualification. In no event, however, will we refuse to accept any premium necessary to prevent the policy from terminating but only if such premium payment would result in no more than a zero Policy Value at the end of the Policy Year. In addition, the Minimum Death Benefit, as described in Section 6, must be maintained.

Cash Value Accumulation Test
Under this test, the Minimum Death Benefit, as described in Section 6, must be maintained. We reserve the right to modify the Minimum Death Benefit Factors shown in Section 2, retroactively if necessary, to ensure or maintain qualification of this policy as a life insurance contract for federal income tax purposes, notwithstanding any other provisions of this policy to the contrary. In no event will we refuse to accept any premium necessary to prevent the policy from terminating.

Effect on Life Insurance Qualification Tests
A change in Death Benefit Option or Total Face Amount, or certain other policy changes, will often change the policy's limits under the Life Insurance Qualification Test that you elected. As applicable, the Guideline Single Premium and the Guideline Level Premium may be changed.

We reserve the right to refuse or limit any request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

--------------------------------------------------------------------------------
5. TOTAL FACE AMOUNT
--------------------------------------------------------------------------------

The Total Face Amount is made up of two components: (i) the Base Face Amount, and (ii) any Supplemental Face Amount. Minimum Base Face Amount, minimum Total Face Amount and maximum Supplemental Face Amount limits are shown in Section 1. Upon request, we will consider waiving such limits. The Total Face Amount remains equal to the Total Face Amount at Issue, shown in Section 1, unless we agree to a change. If scheduled increases in any Supplemental Face Amount are permitted, they are elected on the application. If you later request that an approved scheduled increase should not become effective or request a decrease in your Supplemental Face Amount coverage, we will abide by your request but this will also result in all approved scheduled increases for subsequent policy years not being put into effect. After the first Policy Year, while the Life Insured is alive and the policy is in force, unscheduled changes to the Supplemental Face Amount may be requested in writing. We reserve the right to limit the number of such unscheduled changes to one per Policy Year. We also reserve the right to limit the maximum and minimum amounts of unscheduled changes. All requested changes will be subject to our approval.

Increase in Total Face Amount
As a condition of our approval of any unscheduled increase in Total Face Amount, we may require evidence of insurability satisfactory to us. A minimum premium payment may also be required. When a requested change becomes effective, a change in future Planned Premiums will automatically be effected. Any change will be effective on the next Annual Processing Date after our approval.

Reduction of Total Face Amount
You may request a reduction in Total Face Amount while this policy is in force. Any reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount. We reserve the right to allow a reduction in Base Face Amount first. Without our prior approval, the Base Face Amount cannot be reduced below the minimum as shown in Section 1. Any reduction in Supplemental Face Amount or Base Face Amount will be effective on the next Processing Date after our approval.

--------------------------------------------------------------------------------
6. INSURANCE BENEFIT
--------------------------------------------------------------------------------

If the Life Insured dies while the policy is in force, we will pay the Insurance Benefit upon receipt of due proof of death of the Life Insured, subject to any applicable provisions of the policy.

If the Life Insured dies on or after the date we receive a request from you to surrender the policy, no Insurance Benefit will be paid. We will pay the amount payable under the Surrenders and Withdrawals provision instead.

Insurance Benefit
The Insurance Benefit payable is:

     (a)  the Death Benefit as described below; plus

     (b) any amounts payable under any Supplementary Benefit riders as a result of the Life Insured's death that form part of the contract; less

     (c)  any outstanding Policy Debt at the date of death.

If the Life Insured dies during a grace period, the Insurance Benefit payable described above will be modified as follows:

     (a) the Insurance Benefit will be reduced by any outstanding Monthly Deductions due; and

     (b) the Policy Value used in the calculation of the Death Benefit will be the Policy Value as of the date of death of the Life Insured.

Death Benefit
The Death Benefit will depend on whether Option 1 or Option 2 is in effect on the date of the Life Insured's death.

Death Benefit Options
Under Option 1, the Death Benefit is equal to the Total Face Amount at the date of death of the Life Insured. Under Option 2, the Death Benefit is equal to the Total Face Amount at the date of death of the Life Insured plus the Policy Value at the date of death of the Life Insured.

The Death Benefit after the Life Insured's Attained Age 100 will be as described in Section 12.

7                                                                       C0705ANY

--------------------------------------------------------------------------------
6. INSURANCE BENEFIT (continued)
--------------------------------------------------------------------------------

If any withdrawals are made, the Death Benefit, whether Option 1 or Option 2 is in effect, will be less than it would have been if no withdrawals were made. Withdrawals reduce the Death Benefit by reducing:

     (a)  the Total Face Amount if Option 1 is in effect, as specified in
          Section 18; or

     (b)  the Policy Value if Option 2 is in effect.

Change of Death Benefit Option
You may request in writing to change your Death Benefit Option from 2 to 1 while the policy is in force, subject to the Minimum Base Face Amount shown in Section 1.

The change will be effective on the next Processing Date, and the Total Face Amount after the change will be equal to the Total Face Amount immediately before the change plus the Policy Value as of the effective date of the change.

Minimum Death Benefit
The sum of the Death Benefit as described above and any amounts payable upon death of the Life Insured under any Supplementary Benefit riders will never be less than the Minimum Death Benefit. The Minimum Death Benefit is equal to the Policy Value on the date of death multiplied by the Minimum Death Benefit Factor for the Attained Age of the Life Insured. The Minimum Death Benefit Factors are shown in Section 2. If the Minimum Death Benefit that results from this calculation exceeds the Total Face Amount, we reserve the right to:

     (a) distribute to you a portion of the Policy Value such that the resulting Minimum Death Benefit does not exceed the Total Face Amount; or

     (b) if we should decide to accept the additional death benefit, require evidence of insurability satisfactory to us.

--------------------------------------------------------------------------------
7. INTEREST ON PROCEEDS
--------------------------------------------------------------------------------

We will pay interest on proceeds paid in one sum in the event of the Life Insured's death from the date of death to the date of payment. If the state does not specify the interest rate, we will use the rate for insurance benefits left on deposit with us.

--------------------------------------------------------------------------------
8. PREMIUMS
--------------------------------------------------------------------------------

The Minimum Initial Premium is shown in Section 1. No insurance will take effect under this policy until our underwriters approve issuance of this policy and the conditions specified in the application form have been satisfied, including receipt of at least the Minimum Initial Premium at our Service Office.

When we receive a payment from you, we first deduct any amount specified as payment of accrued interest on loans then due under Section 17 and any amount specified as loan repayment. The remainder will constitute premium. We then deduct the applicable deductions from premium payments (maximum amounts are shown in Section 1).

If coverage under the policy takes effect in accordance with the provisions of the application, we will process any premium payment as of the end of the Business Day the payment is received at our Service Office, subject to the limitations of the life insurance qualification test elected by you and to our maximum limits then in effect, unless one of the following exceptions applies.

     (i) We will process a payment received prior to the Policy Date as if received on the Policy Date.

     (ii) We will process the portion of any premium payment for which we require evidence of the Life Insured's continued insurability on the first Business Day after we have received such evidence and found it satisfactory to us.

     (iii) If our receipt of any premium payment (or portion thereof) would cause the policy not to qualify as a "life insurance contract" under the federal income tax laws, we will not process such payment or portion. However, in the case of certain other tax situations, we will process the payment (or portion thereof) on the first Business Day after we have received satisfactory written instructions from you.

--------------------------------------------------------------------------------
8. PREMIUMS (continued)
--------------------------------------------------------------------------------

You may pay premiums until the Life Insured reaches Attained Age 100, at which time Monthly Deductions cease and no further premiums may then be paid as described in Section 12. If any premium payment would result in an increase in the Minimum Death Benefit, we reserve the right to either refund the premium or to require evidence of insurability satisfactory to us for any increase in the Minimum Death Benefit. The Maximum Annual Premium payment in any Policy Year is shown in Section 1. Upon request, we will consider waiving this restriction.

Subject to these limitations, you may pay premiums until the Life Insured reaches, or would have reached Attained Age 100. On request, we will give you a receipt signed by one of our officers.

Continuation of Insurance Upon Discontinuance of Premium Payments
If you discontinue paying premiums, we will continue taking the Monthly Deductions from the Policy Value. Your insurance coverage will continue subject to the Grace Period, and Policy Termination provisions in Sections, 9 and 10.

--------------------------------------------------------------------------------
9. GRACE PERIOD
--------------------------------------------------------------------------------

Default
The policy and any Supplementary Benefit riders will go into default if, at the beginning of any Policy Month, the Net Cash Surrender Value is less than or equal to zero after we take the Monthly Deduction that is due for that month.

Grace Period Duration
We will allow 61 days from the date the policy goes into default for you to pay the amount that is required to bring the policy out of default. At least 30 days prior to termination of coverage, we will send notice to your last known address, specifying the amount you must pay to bring the policy out of default. If we have notice of a policy assignment on file at our Service Office, we will also mail a copy of the notice of the amount due to the assignee on record.

Default Payment
The amount required to bring the policy out of default, referred to as the Default Payment, is equal to (a) plus (b) plus (c) where:

     (a) is the amount by which all unpaid monthly deductions exceeds the Net Cash Surrender Value at the date of default;;
     (b) is an amount equal to all Premium Payments (as described in Section 8) on the date of default;
     (c) is an amount equal to 2 times the Monthly Deduction due on the date of default.

When payment is received, any expense charges which are past due and unpaid will be immediately deducted from the Net Policy Value. If the Default Payment has not been paid by the end of the grace period, the policy will terminate. Upon termination of the policy, the remaining Net Cash Surrender Value, if any, will be paid to the Owner. If the Life Insured dies while the policy is in default, then we will deduct from the proceeds all Monthly Deductions due and unpaid as of the date of the Life Insured's death. No Supplementary Benefit riders will be in effect after the policy terminates.

--------------------------------------------------------------------------------
10. POLICY TERMINATION
--------------------------------------------------------------------------------

This policy terminates on the earliest of the following events:

     (a) the end of the grace period for which we have not received the amount necessary to bring the policy out of default;

     (b)  surrender of the policy for its Net Cash Surrender Value; or

     (c)  the death of the Life Insured.

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11. REINSTATEMENT
--------------------------------------------------------------------------------

If the policy terminates at the end of a grace period in which you did not make a required payment, the policy may be reinstated within 3 years from the date of default. The policy cannot be reinstated if it has been surrendered for its Net Cash Surrender Value.

Without our prior approval, the requirements for reinstatement are as follows:

     (1)  we must receive written request for reinstatement;

     (2) we must receive evidence of insurability satisfactory to us for the Life Insured, and for any insureds covered under any Supplementary Benefit rider that you wish to reinstate;

     (3) we must receive a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force for the next three Policy Months.

9                                                                       C0905ANY

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11. REINSTATEMENT (continued)
--------------------------------------------------------------------------------

Requirements (2) and (3) must be satisfied within 60 days after the date we receive written request for reinstatement.

If we approve your request,

     (a) the reinstatement date will be the date we receive the required payment at our Service Office;

     (b) the Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the policy terminated.

The limitation of the death benefit payable in the event of suicide occurring within two years after the Issue Date does not begin anew upon reinstatement.

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12. COVERAGE AT AND AFTER ATTAINED AGE 100
--------------------------------------------------------------------------------

Coverage under this policy at and after the Life Insured's Attained Age 100 is subject to the stipulations stated below.

Death Benefit
The Death Benefit will be determined in the same respect as specified in Section 6 except that the amount of any Supplemental Face Amount will be limited to the Policy Value on the date of death if the Policy Value is less than the Supplemental Face Amount on the date of death.

Premiums and Monthly Deductions
We will not accept any further premium payments. However, loan repayments are permitted after the Life Insured's Age 100. We will cease to take Monthly Deductions for charges listed in Section 1.

Credited Interest
We will continue to credit interest monthly to the Fixed Account portion of the Policy Value.

Policy Debt and Default
Loan interest will continue to be charged if there is an outstanding loan when Monthly Deductions and premium payments cease at the Life Insured's Attained Age
100. New loans are allowed to be taken at and after the Life Insured's Age 100. The policy will go into default at any time the Policy Debt exceeds the Policy Value, and Section 9, Grace Period, and Section 17, Loans, will apply.

Transfers
Transfers can continue to be made as described in Section 16.

NOTE: This policy may not qualify as life insurance after Age 100, and may, therefore, be subject to adverse tax consequences. Please consult a tax advisor before choosing to continue the policy after Age 100.

--------------------------------------------------------------------------------
13. POLICY VALUE
--------------------------------------------------------------------------------

Net Premiums Added
When we receive your premium payments at our Service Office, we deduct a Premium Charge which will not exceed the amount shown in Section 1 and add the balance remaining (the Net Premium) to your Policy Value. We will do this before we take any deductions due on that Business Day.

Investment allocation of the initial premium payment and any subsequent premium payments will be in accordance with the Allocations provision of Section 16.

While a loan exists, we will treat the amounts you pay as premiums unless you request in writing that they be treated as loan repayments. If you instruct us to do so, we will first deduct from such payments the amount of accrued interest on loans and then deduct the amount specified as a loan repayment before applying any balance remaining as a premium payment.

Monthly Deductions
A deduction is due and will be taken from your Policy Value as of the Policy Date and as of each applicable Processing Date. Monthly Deductions are calculated from the Policy Date. If, at your request, we set the Policy Date to a date which precedes the date on which we receive the initial premium, Monthly Deductions due for the period prior to receipt of the initial premium will be taken on the later of the date we receive the initial premium and the date our underwriters approve issuance of this policy.

Unless we agree otherwise, or you do not have sufficient funds in an account, we will take Monthly Deductions from the Investment Accounts and the Fixed Account in the same proportion that the Policy Value in each of these accounts bears to the Net Policy Value immediately prior to the deduction.

Monthly Deductions are due until the Policy Anniversary on which the Life Insured reaches Attained Age 100 at which time we will cease to take any further Monthly Deductions as described in Section 12.

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13. POLICY VALUE (continued)
--------------------------------------------------------------------------------

The Monthly Deduction for any Policy Month that will be deducted from your Policy Value consists of charges (a) through (f) listed below, each of which will be deducted in the order as listed, where:

     (a)  is the Asset-Based Risk Charge;

     (b)  is the Face Amount Charge, if any;

     (c)  is the Administrative Charge;

     (d) is the sum of the charges for riders which are part of the policy, if any, provided such charges are deducted from the Policy Value and are not based on the Cost of Insurance Charge;

     (e)  is the sum of all charges for ratings, if applicable; and

     (f)  is the Cost of Insurance Charge, as described below.

Mortality and expense risks are borne by us.

Cost of Insurance Charge
The rates for the Cost of Insurance Charge, as of the Policy Date and subsequently for each increase in Total Face Amount, are based on the Life Insured's Sex, if applicable, Age, Risk Classification, Net Amount at Risk, and duration that the coverage has been in force.

The Cost of Insurance Charge for a specific Policy Month is the charge for the Net Amount at Risk, including any ratings and any supplementary benefit riders which are part of the policy. The charge for the Net Amount at Risk is an amount equal to the per dollar cost of insurance rate for that month multiplied by the Net Amount at Risk, and will be based on our expectations of future mortality, persistency, investment earnings, expense experience, capital and reserve requirements, and tax assumptions. The Maximum Monthly Rates at any age are shown in Section 2 as a rate per $1,000 of Net Amount at Risk. These rates per $1,000 will be increased for any applicable Additional Rating shown in Section
1. To get the maximum rate per dollar, the rate shown must be divided by 1,000. Each Cost of Insurance Charge is deducted in advance of the applicable insurance coverage for which we are at risk.

The Cost of Insurance calculation will reflect any adjustment for the Minimum Death Benefit.

We review our Cost of Insurance rates from time to time, and may re-determine Cost of Insurance rates at that time on a basis that does not discriminate unfairly within any class of lives insured.

Net Amount at Risk
The Net Amount at Risk is the amount determined by subtracting (a) from the greater of (b) or (c) where:

     (a) is the Policy Value at the end of the immediately preceding Business Day less all charges due on the Policy Date or Processing Date;

     (b) (i) is the Total Face Amount divided by the Death Benefit Discount Factor shown in Section 1 for Death Benefit Option 1; or (ii) is the Total Face Amount divided by the Death Benefit Discount Factor shown in Section 1 plus the Policy Value for Death Benefit Option 2; and

     (c) is the amount defined in (a) multiplied by the applicable Minimum Death Benefit Factor for the Life Insured's Attained Age as shown in
          Section 1.

--------------------------------------------------------------------------------
14. LOAN ACCOUNT, FIXED ACCOUNT, INVESTMENT ACCOUNTS
--------------------------------------------------------------------------------

The sum of the values in the Loan Account, the Fixed Account and the Investment Accounts, as described below, comprise the Policy Value.

Loan Account Value
The amount you have in the Loan Account at any time equals:

     (a)  amounts transferred to it for loans or borrowed loan interest; plus
     (b)  interest credited to it; less
     (c)  amounts transferred from it for loan repayment.

For details regarding the Loan Account, see Section 17.

Fixed Account Value
The amount you have in the Fixed Account at any time equals:

     (a)  Net Premiums allocated to it; plus
     (b)  amounts transferred to it; plus
     (c)  interest credited to it; less
     (d)  amounts deducted from it; less
     (e)  amounts transferred from it; less
     (f)  amounts withdrawn from it.

11                                                                      C1105ANY

--------------------------------------------------------------------------------
14. LOAN ACCOUNT, FIXED ACCOUNT, INVESTMENT ACCOUNTS (continued)
--------------------------------------------------------------------------------

We will determine the rate or rates of interest to be credited to the Fixed Account. Any additional interest will be credited no less frequently than annually. Additional interest is nonforfeitable after crediting. The rate or rates of interest will be determined prospectively and will be based on our expectations for the Fixed Account's future investment earnings, persistency, mortality, expense and reinsurance costs and future tax, reserve, and capital requirements, but in no event will the minimum credited interest be less than the Fixed Account Annual Rate shown in Section 1. The rate or rates of interest will be determined on a uniform basis for life insureds with the same timing and amount of premium, same amount of Policy Debt, and whose policies have been in force for the same length of time. For all transactions, interest is calculated from the date of the transaction.

Investment Account Value
The amount you have in an Investment Account at any time equals the number of units in that Investment Account multiplied by the unit value of the corresponding Subaccount at that time.

The number of units in an Investment Account at any time equals (a) minus (b), where:

     (a)  is the number of units credited to the Investment Account because of:

          (1)  Net Premiums allocated to it; and

          (2)  amounts transferred to it; and

     (b) is the number of units canceled from the Investment Account because of:

          (1)  amounts deducted from it;

          (2)  amounts transferred from it; and

          (3)  amounts withdrawn from it.

The number of units credited or canceled for a given transaction is equal to the dollar amount of the transaction, divided by the unit value on the Business Day of the transaction. See the Unit Value Calculation provision in Section 15 for details on how unit values are determined.

--------------------------------------------------------------------------------
15. SEPARATE ACCOUNT AND SUBACCOUNTS
--------------------------------------------------------------------------------

The Separate Account is authorized to invest in the shares of the John Hancock Trust or of other management investment companies. Each Subaccount of the Separate Account purchases shares of corresponding Funds of a Series Fund of the John Hancock Trust or of other management investment companies.

The assets of the Separate Account are the property of the Company. They are used to support the Policy Values of variable life insurance policies. Income, gains, and losses of the Separate Account are credited to, or charged against, the Separate Account without regard to other income, gains and losses. The part of the assets that is equal to the Investment Account values in respect of all variable life insurance policies will not be charged with liabilities from any other business we conduct. We can transfer to our general account Separate Account assets in excess of the liabilities of the Separate Account arising under the variable life insurance policies supported by the Separate Account.

Right to Make Changes
We reserve the right to make certain changes if, in our judgment, they would best serve the interests of the owners of policies such as this or would be appropriate in carrying out the purposes of such policies. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

Examples of the changes we may make include the following:

     (a) To operate a Separate Account in any form permitted under the Investment Company Act of 1940, or in any other form permitted by law.

     (b) To take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940.

     (c) To create new separate accounts, or to combine any two or more separate accounts including the Separate Account, or to de-register the Separate Account under the Investment Company Act of 1940, or to transfer assets between the Separate Account and other separate accounts.

--------------------------------------------------------------------------------
15. SEPARATE ACCOUNT AND SUBACCOUNTS (continued)
--------------------------------------------------------------------------------

     (d) To transfer any assets in a Subaccount to another Subaccount, or to add, combine or remove Subaccounts.

     (e) To substitute, for the investment company shares held in any Subaccount, another class of shares of the investment company or the shares of another investment company or any other investment permitted by law.

     (f) To make any other necessary technical changes in this policy in order to conform with any action this provision permits us to take.

The investment policy of a Subaccount within the Separate Account shall not be materially changed unless a statement of the change is first filed with any jurisdiction requiring such a filing. In the event of such a change in investment policy, and while this policy is in force, you may elect a transfer to the Fixed Account as described in Section 16.

Unit Value Calculation
We will determine the unit values for each Subaccount as of the end of each Business Day.

The unit value for each Subaccount was established at $10 for the first Business Day that an amount was allocated, or transferred to the particular Subaccount. For any subsequent Business Day, the unit value for that Subaccount is obtained by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the particular Subaccount on such subsequent Business Day.

Net Investment Factor
The net investment factor for a Subaccount on any Business Day is equal to (a) divided by (b) minus (c), where:

     (a) is the net asset value of the underlying Fund shares held by that Subaccount as of the end of such Business Day before any policy transactions are made on that day;

     (b) is the net asset value of the underlying Fund shares held by that Subaccount as of the end of the immediately preceding Business Day after all policy transactions were made for that day; and

     (c)  is a charge not exceeding the daily Asset-Based Risk Charge shown in
          Section 1.

We reserve the right to adjust the above formula for any taxes determined by us to be attributable to the operations of the Subaccount.

--------------------------------------------------------------------------------
16. ALLOCATIONS AND TRANSFERS
--------------------------------------------------------------------------------

Allocations
We process Net Premiums as described in Section 13. Any Net Premium credited to the Policy Value prior to the Allocation Date, as shown in Section 1, will automatically be invested in the money market Investment Account. On the Allocation Date (or on the date such Net Premium is received, if later), we will reallocate the amount in the money market Investment Account attributable to any such Net Premium in accordance with the allocation instructions then in effect. We will allocate all other Net Premiums and credits to the Fixed Account and to any Investment Accounts in accordance with the allocation instructions then in effect. Initial allocation instructions are elected in your application for this policy. You may elect to change your allocation instructions at any time. A change will be effective as of the end of the Business Day on which we receive notice satisfactory to us. Instructions to us must express allocation percentages as greater than or equal to zero and less than or equal to 100%, and the sum of the allocation percentages must equal 100%. Allocation percentages must be whole numbers.

The date for allocation percentage changes will be as of the end of the Business Day on which we are contacted, as described above, to make the changes.

Transfers
In the same way as described above in the Allocations provision, instructions may be given to us at any time while the policy is in force to transfer portions of your Policy Value among the Investment Accounts and the Fixed Account. Transfers are subject to the restrictions described below.

13                                                                      C1305ANY

--------------------------------------------------------------------------------
16. ALLOCATIONS AND TRANSFERS (continued)
--------------------------------------------------------------------------------

General Restrictions on Transfers
You can make up to 2 transfers per calendar month. You can transfer 100% of the Policy Value to the money market Investment Account after this limit has been reached. If such transfer to the money market Investment Account is made, no subsequent transfers from the money market Investment Account to another Investment Account may be made within 30 days.

In lieu of the two transfers per month restriction, we may permit a corporation or other entity that purchases this policy as a means to finance liabilities created by an employee benefit plan to rebalance the investment options in its policies within the following limits:

     (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the money market Investment Account; and

     (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the money market Investment Account may not be transferred out of the money market Investment Account into any other accounts (fixed or investment) for 30 calendar days..

There is no charge for the first 12 transfers in any Policy Year. If you make more than 12 transfers in any Policy Year, the Transfer Fee shown in Section 1 will apply to each subsequent transfer in the Policy Year. We will consider all transfer requests made on the same day as one transfer. Transfers made pursuant to the Asset Allocation Balancer or Dollar Cost Averaging options described below are not subject to the foregoing general restrictions. Without our approval, the maximum amount that may be transferred to or from an Investment Account in any Policy Year may not exceed the Investment Account Maximum Transfer Amount shown in Section 1.

This policy was not designed for professional market timing organizations or other persons or entities that use short-term or frequent transfers among investment accounts. If in our judgment it is necessary to avoid harm to long-term investors in an Investment Account that may result from such activity, we may terminate transfer privileges and impose additional restrictions beyond those described above to discourage disruptive short-term and frequent transfers. These additional restrictions may include, but are not limited to, restricting:

     (a) the number of transfers made during a defined period but not less than one transfer per month;

     (b) the dollar amount of transfers, with the exception of amounts less than $10,000 per transfer;

     (c) the method used to submit transfers (for example: we may require that all transfer requests be submitted in writing via U.S. mail); and

     (d) transfers into and out of any/all Investment Accounts, except the current money market Investment Account.

Should any of the above restrictions be applied, they will be applied uniformly to all policy owners with this type of policy that are subject to the restrictions

Restrictions on Transfers or Payments to the Fixed Account
We reserve the right to impose restrictions on the number, frequency, and amount of transfers and premium payments into the Fixed Account. Currently, the maximum amount that may be transferred or paid into the Fixed Account in any Policy Year is $1,000,000, less premiums previously paid or transferred to the Fixed Account in such Policy Year. Upon request, we will consider waiving this restriction.

You may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring any transfer charges, regardless of the number of transfers previously made, provided such transfers occur:

     (a)  within 18 months after the Issue Date, as shown in Section 1; or
     (b) within the later of (i) or (ii) where (i) is 60 days from the effective date of a material change in the investment objectives of any of the Subaccounts, and (ii) is 60 days from the notification date of such change.

Restrictions on Transfers out of the Fixed Account
The maximum amount that you can transfer out of the Fixed Account in any one Policy Year is limited to the greater of:

     (a) the Fixed Account Maximum Transfer Percentage shown in Section 1 multiplied by the value in the Fixed Account at the previous Annual Processing Date; and
     (b)  the Fixed Account Maximum Transfer Amount shown in Section 1.

Any transfer out of the Fixed Account may not involve a transfer to the money market investment account.

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16. ALLOCATIONS AND TRANSFERS (continued)
--------------------------------------------------------------------------------

Asset Allocation Balancer Transfers
If you elect this option, we will automatically transfer amounts among your specified Investment Accounts in order to maintain your designated percentage in each account. We will effect the transfers 6 months after the Policy Date and each 6 month interval thereafter. When you change your premium allocation instructions, your Asset Allocation Balancer will change so the two are identical. This change will automatically occur unless you instruct us otherwise, or a Dollar Cost Averaging request is in effect. We reserve the right to cease to offer this option as of 90 days after we send you written notice.

Dollar Cost Averaging Transfers
If you elect this option, we will automatically transfer amounts each month from one Investment Account to one or more of the other Investment Accounts or the Fixed Account. You must select the amount to be transferred and the accounts. If the value in the Investment Account from which the transfer is being made is insufficient to cover the transfer amount, we will not effect the transfer and we will notify you. We reserve the right to cease to offer this option as of 90 days after we send you written notice.

--------------------------------------------------------------------------------
17. LOANS
--------------------------------------------------------------------------------

At any time while this policy is in force and sufficient loan value is available, you can get a loan by written request. Each loan must be for at least the Minimum Loan Amount shown in Section 1. We may require a loan agreement from you as the policy is the only security for the loan. We may defer loans as provided by law or as provided in Section 25. Loans, except those used to pay premiums on policies with us, may not be made if the policy is in the Grace Period as described in Section 9.

Available Loan Value
The available loan value on any date will be an amount equal to (i) the Net Cash Surrender Value, less (ii) the Monthly Deductions then being deducted from the Policy Value multiplied by the number of months remaining in the Policy Year, less (iii) an amount determined as follows:

     (a)  Deduct (ii) above from (i) above.
     (b) Multiply the result by the difference between the effective annual rate then being charged on loans and the effective annual rate then being credited on the Loan Account.

In no event, however, will the available loan value be less than 90% of the Net Cash Surrender Value. Values will be determined, subject to Section 25, as of the end of the Business Day on which the loan application is received at our Service Office.

Loan Account
When you take out a loan, or when loan charges are borrowed, we will transfer amounts from the Fixed Account and the Investment Accounts, as applicable, into the Loan Account. Amounts we transfer into the Loan Account cover the loan principal. A Loan Subaccount exists for each Investment Account and for the Fixed Account. Amounts transferred to the Loan Account are allocated to the appropriate Loan Subaccount to reflect the account from which the transfer was made. We will allocate the amounts to be transferred in the same proportion that your value in the Subaccounts bears to the new Policy Value, unless you request otherwise and designate different proportions. When an amount to be transferred is allocated to an Investment Account, we will redeem units of that Investment Account sufficient in value to cover the allocated amount. These transfers do not count as a transfer for the purposes of the Transfer provisions described in
Section 16.

Interest is credited to the Loan Account and interest is also charged on the Policy Debt, as described in the Loan Interest Charged and the Loan Interest Credited provisions.

Loan Interest Charged
Interest will accrue daily on loans. Loan interest will be payable on each Annual Processing Date and on the date the loan is settled. Interest may be paid in advance at the equivalent effective rate. In the event that you do not pay the loan interest charged in any Policy Year, it will be borrowed against the policy and added to the Policy Debt in arrears at the Policy Anniversary. We will allocate the amount borrowed for interest payment in the same proportion that your value in the Fixed Account and the Investment Accounts bears to the Net Policy Value as of the Policy Anniversary.

The effective loan interest charged rate will not exceed the Loan Interest Charged Annual Rate shown in Section 1. We will increase the Loan Interest Charged Annual Rate at any time it is determined that the rate being charged would cause a loan to be taxable under any applicable ruling, regulation, or court decision. In such case, we will increase the Loan Interest Charged Annual Rate to an amount that would result in the transaction being treated as a loan under federal tax law.

Loan interest will continue to be charged, as described in Section 12, when Monthly Deductions and premium payments cease at the Life Insured's Attained Age 100.

15                                                                      C1505ANY

--------------------------------------------------------------------------------
17. LOANS (continued)
--------------------------------------------------------------------------------

Loan Interest Credited
Loan interest will accrue daily to amounts in the Loan Account. The Loan Interest Credited Annual Rate is shown in Section 1.

Loan Repayment
You may repay the Policy Debt in whole or in part at any time prior to the death of the Life Insured and while the policy is in force. When you make a loan payment or repay a loan, we credit the amount remaining after deduction of the cost of keeping a loan, specified above, to the Loan Account, and make a transfer to the Fixed Account and the Investment Accounts, as applicable.

Upon loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Investment Accounts in accordance with the allocation instructions then in effect (unless our then current rules allow you to designate a different allocation with your repayment and you in fact do so).

Subject to any rider, endorsement, or other provisions, while a loan exists, we will treat any amounts you pay as premiums, unless you request in writing that they be treated as loan repayments.

Excess Indebtedness
Excess Indebtedness is the amount, if any, by which Policy Debt exceeds Policy Value. We will determine Policy Value as of the close of Business Day. If Excess Indebtedness occurs on any date, the policy, including all policy benefits (i.e., the Base Face Amount, any Supplemental Face Amount and any Supplementary Benefit riders), will be in default, as of the date in question. We will send notice of Excess Indebtedness to your last known address and to the last known address of any assignee on record with us. The policy will terminate on the 31st day after we send such notice if Excess Indebtedness is not repaid to us by that date.

--------------------------------------------------------------------------------
18. SURRENDERS AND WITHDRAWALS
--------------------------------------------------------------------------------

Surrender of the Policy
You may surrender this policy upon written request for its Net Cash Surrender Value at any date prior to the death of the Life Insured. We will determine the Net Cash Surrender Value as of the end of the Business Day on which we have received at our Service Office your written request for full surrender of the policy. We will process the request and pay the Net Cash Surrender Value only if we have not received due proof that the Life Insured died prior to the Surrender Date. After we receive your written request to surrender the policy, no insurance will be in force.

Withdrawals
Once per Policy Month after the first Policy Anniversary, you may request a withdrawal of part of the Net Cash Surrender Value if available. For each withdrawal we reserve the right to deduct a Withdrawal Fee as shown in
Section 1. Withdrawals are subject to the following conditions:

     (a) without our approval, each withdrawal must be for at least the Minimum Withdrawal Amount shown in Section 1;

     (b) after the withdrawal, the remaining Net Cash Surrender must be at least equal to 3 times the Monthly Deductions at the time of the withdrawal;

     (c) we will process the withdrawal, thereby reducing the Policy Value, as of the end of the Business Day on which we receive your written request;

     (d) we will reduce the amount of the withdrawal if the amount in all accounts is not sufficient to pay the withdrawal plus the Withdrawal Fee;

     (e) you may specify which Investment Accounts as well as the Fixed Account from which we should make the withdrawal. If we do not receive such instructions, we will allocate the deduction of the withdrawal in the same proportion that the value in the Fixed Account and the Investment Accounts bears to the Net Policy Value; and

     (f) we will reduce the amount of the withdrawal if it would otherwise cause the Base Face Amount to fall below the Minimum Base Face Amount shown in Section 1.

If Death Benefit Option 1 is in effect at the time of the withdrawal, an amount equal to any withdrawal plus any Withdrawal Fee, will be deducted from the Policy Value until the Policy Value multiplied by the appropriate Minimum Death Benefit Factor becomes equal to the Total Face Amount. Your Death Benefit will be continued in accordance with Sections 6 and 12.

--------------------------------------------------------------------------------
18. SURRENDERS AND WITHDRAWALS (continued)
--------------------------------------------------------------------------------

Withdrawals will reduce, dollar for dollar, Supplemental Face Amount first, and then Base Face Amount. We reserve the right to allow a reduction in Base Face Amount prior to fully reducing Supplemental Face Amount. If the Death Benefit on any given day is equal to the Policy Value times the applicable Minimum Death Benefit Factor, withdrawals on such day will reduce the Death Benefit by the amount withdrawn times the applicable Minimum Death Benefit Factor until the Death Benefit is equal to the Total Face Amount. Your Death Benefit will continue to be determined in accordance with Sections 6 and 12, subject to these provisions.

If Death Benefit Option 2 is in effect, an amount equal to any withdrawal and Withdrawal Fee will be deducted from the Policy Value. Withdrawals will not affect the Total Face Amount. Your Death Benefit will continue to be determined in accordance with Sections 6 and 12.

Change to a Fixed Paid-Up Benefit
At any time after the first Policy Anniversary, while this policy has a Net Cash Surrender Value, you may choose to continue your coverage under this policy as guaranteed paid-up life insurance. We will apply the entire Net Cash Surrender Value of your policy to provide an amount of guaranteed paid-up life insurance calculated using the guaranteed maximum mortality charges and 4% interest, subject to the following conditions:

     (a) the Net Cash Surrender Value will be determined as of the end of the Business Day on which we receive your written request for this option; and

     (b) the Net Cash Surrender Value after this determination will be the net single premium for the amount of paid-up life insurance using 4% interest and the guaranteed maximum mortality charges, and

     (c) for policyholder tax compliance purposes, the definition of life insurance test will be the Cash Value Accumulation Test, and

     (d) withdrawals and policy loans are not allowed after the date you elect this option, and

     (e) the Flexible Premium Variable Universal Life coverage cannot be reinstated after the date you elect this option.

--------------------------------------------------------------------------------
19. OWNER AND BENEFICIARY
--------------------------------------------------------------------------------

Until the Life Insured's death, without the consent of any revocable beneficiaries, you can receive any amount payable under the policy and exercise all rights and privileges granted by the policy.

Change of Owner
Until the Life Insured's death, the owner can change the ownership of the policy by written request. The change will take effect as of the date you signed the written request. It will not apply to any payments we made or any action we may have taken before we received your written request.

Trustee Owner
Should the owner be a trustee, payment to the trustee(s) of any amount to which the trustee(s) is (are) entitled under the policy, either by death or otherwise, will fully discharge us from all liability under the policy to the extent of the amount so paid.

Joint Ownership
Two or more owners will own the policy as joint tenants with right of survivorship, unless otherwise requested on the application or in any subsequent assignment of the policy. On death of any of the owners, the deceased owner's interest in the policy passes to the surviving owner(s).

Successor Owner
Upon the owner's death during the Life Insured's lifetime, a named successor owner will, if then living, have all the owner's rights and interest in the policy. Until the Life Insured's death, the owner, without the consent of any beneficiary or any successor owner, can cancel or change the designation of successor owner. This may be done from time to time by agreement in writing with us.

The following four provisions will apply unless there is a beneficiary appointment in force that provides otherwise.

Beneficiary Classification
You can appoint beneficiaries for the Insurance Benefit in three classes: primary, secondary, and final. Beneficiaries in the same class will share equally in the Insurance Benefit payable to them.

17                                                                      C1705ANY

--------------------------------------------------------------------------------
19. OWNER AND BENEFICIARY (continued)
--------------------------------------------------------------------------------

Payment To Beneficiaries
We will pay the Insurance Benefit:

     (a)  to any primary beneficiaries who are alive when the Life Insured dies;
          or

     (b) if no primary beneficiary is then alive, to any secondary beneficiaries who are then alive; or

     (c) if no primary or secondary beneficiary is then alive, to any final beneficiaries who are then alive.

Change Of Beneficiary
Until the Life Insured's death, you can change the beneficiary by written request unless you make an irrevocable designation. An irrevocable designation cannot be changed without the consent of the irrevocable beneficiary. We are not responsible if the change does not achieve your purpose. The change will take effect as of the date you signed such request. It will not apply to any payments we made or any action we may have taken before we received your written request.

Death Of Beneficiary
If no beneficiary is alive when the Life Insured dies, the Insurance Benefit will be payable to you; or if you are the Life Insured, to your estate. Unless otherwise provided, if a beneficiary dies before the seventh day after the death of the Life Insured, we will pay the Insurance Benefit as if the beneficiary had died before the Life Insured.

--------------------------------------------------------------------------------
20. ASSIGNMENT
--------------------------------------------------------------------------------

Your interest in this policy may be assigned without the consent of any revocable beneficiary. Your interest, any interest of the Life Insured and of any revocable beneficiary shall be subject to the terms of the assignment.

We will not be on notice of any assignment unless it is in writing, nor will we be on notice until a duplicate of the original assignment has been filed at our Service Office. We assume no responsibility for the validity or sufficiency of any assignment.

--------------------------------------------------------------------------------
21. MISSTATEMENTS
--------------------------------------------------------------------------------

If the age or sex of the Life Insured was misstated in the application, we will, if necessary, change the Base Face Amount, any Supplemental Face Amount, and every other benefit to that which would have been purchased at the correct age or sex by the most recent Cost of Insurance Charge.

--------------------------------------------------------------------------------
22. SUICIDE
--------------------------------------------------------------------------------

If the Life Insured commits suicide within 2 years from the Issue Date, the policy will terminate on the date of such suicide and we will pay (in place of all other benefits, if any) an amount equal to the premiums paid less the amount of any Policy Debt on the date of death and less any withdrawals. If the Life Insured commits suicide after 2 years from the Issue Date or within 2 years from the effective date of any increase in the Death Benefit including an increase resulting from any payment of premium we are authorized to refuse under Section 4, the benefits payable under the policy will not include the amount of such Death Benefit increase but will include the amount of premium that pertains to the increase.

We reserve the right under this provision to obtain evidence of the manner and cause of death of the Life Insured.

--------------------------------------------------------------------------------
23. INCONTESTABILITY
--------------------------------------------------------------------------------

This policy shall be incontestable after it has been in force during the lifetime of the Life Insured for two Policy Years from the Issue Date, except for policy termination, or any provision for reinstatement or policy change requiring evidence of insurability. Any contest will be based on material misrepresentation.

In the case of reinstatement or any policy change requiring evidence of insurability, the contestable period shall be two years from the effective date of such reinstatement or policy change and any contest will be based on statements and answers made in the reinstatement application which include any supplemental forms relating to health, aviation or lifestyle. In addition, for a policy change involving the approval of any unscheduled increase(s), the contestable period shall be two years from the date we approve such increase(s).

Any premium payment which we accept subject to insurability, and any increase in the Death Benefit resulting from such payment, shall be considered a policy change for purposes of this Section and will be subject to contest for a period of two Policy Years from the date of the policy change.

--------------------------------------------------------------------------------
24. THE CONTRACT
--------------------------------------------------------------------------------

The written application for the policy is attached at issue. The entire contract between the applicant and us consists of the policy, such application, and any riders and endorsements. However, additional written requests or applications for policy changes or acceptance of excess payment may be submitted to us after issue and such additional requests may become part of the policy. Nothing is incorporated by reference. All statements made in any application shall be deemed representations and not warranties. We will use no statement made by or on behalf of the Life Insured to defend a claim under the policy unless it is in a written application.

An exchange of this policy for a new policy on a different plan may be made by agreement between you and us in accordance with our published rules in effect at that time.

We reserve the right to make any changes necessary in order to keep this policy in compliance with any changes in federal or state tax laws. Other changes in this policy may be made by agreement between you and us. Only the President, Vice President, the Secretary, or an Assistant Secretary of the Company has authority to waive or agree to change in any respect any of the conditions or provisions of the policy, or to extend credit or to make an agreement for us.

--------------------------------------------------------------------------------
25. RIGHT TO POSTPONE PAYMENT OF BENEFITS
--------------------------------------------------------------------------------

We reserve the right to postpone the payment of Net Cash Surrender Value, withdrawals, policy loans, except when used to make a premium payment, and the portion of the Insurance Benefit that depends on Investment Account values, for any period during which:

     (a) the New York Stock Exchange (Exchange) is closed for trading (other than customary week-end and holiday closings), or trading on the Exchange is otherwise restricted;
     (b) an emergency exists as defined by the Securities and Exchange Commission (SEC), or the SEC requires that trading be restricted; or
     (c)  the SEC permits a delay for the protection of policyholders.

Except when used to make a premium payment, we also reserve the right to postpone payments, including loans, for up to 6 months if such payments are based on values that do not depend on the investment performance of the Investment Accounts. We may also postpone payments for up to 6 months when coverage is provided under paid-up life insurance, as outlined in Section 18.

If we do not mail or deliver a requested payment within 10 working days of the date we receive the documentation necessary to complete the transaction, we will pay interest from such date, provided the interest is at least $25.00. The rate of interest we pay will be the same as the rate of interest we then currently pay on policy proceeds left on deposit with us. At our option, the interest will either be added to and become part of the total payment or we will pay it separately.

In addition, we may defer transfers under the circumstances stated in (a), (b) and (c) above, and in the Allocations and Transfers provision.

--------------------------------------------------------------------------------
26. CLAIMS OF CREDITORS
--------------------------------------------------------------------------------

The proceeds and any income payments under the policy will be exempt from the claims of creditors to the extent permitted by law. These proceeds and payments may not be assigned or withdrawn before becoming payable without our agreement.

--------------------------------------------------------------------------------
27. REPORTS TO OWNER
--------------------------------------------------------------------------------

Within 30 days after each Policy Anniversary, we will send you a report at no charge showing:

     (a)  the Death Benefit;
     (b)  the Policy Value;
     (c) the current allocation in the Fixed Account, the Loan Account, and each of the Investment Accounts;
     (d)  the value of the units in each chosen Investment Account;
     (e) the Loan Account balance and loan interest charged since the last report;
     (f)  the premiums paid and policy transactions for the year; and
     (g)  any further information required by law.

Upon request, we will provide you with a report of projected future values. We will provide one report annually without charge. For additional reports you request, we reserve the right to charge a reasonable fee, not to exceed $50.

19                                                                      C1905ANY

--------------------------------------------------------------------------------
28. HOW VALUES ARE COMPUTED
--------------------------------------------------------------------------------

We provide Net Cash Surrender Values that are at least equal to those required by law. We base minimum Net Cash Surrender Values on the Commissioners 1980 Standard Ordinary Sex-distinct Aggregate Mortality Tables, with substandard ratings as applicable. However, if this policy is issued on a unisex basis, we base minimum Net Cash Surrender Values on the Commissioners 1980 Standard Ordinary Male Mortality Table, with substandard ratings as applicable. We also use these tables in determining Guaranteed Maximum Cost of Insurance Charges. Reserves will be at least as great as the minimum required by the law.

A detailed statement of the method of computing the values of this policy has been filed with the State of New York Insurance Department.

--------------------------------------------------------------------------------
29. FLEXIBLE FACTORS
--------------------------------------------------------------------------------

When determining the rate of interest to be used in crediting interest to the portion of the Policy Value in the Fixed Account, and any changes in that rate, we will consider the following factors: expected mortality and persistency experience; expected general account investment earnings; and expected operating expenses. We will consider the same factors when we determine the actual cost of insurance; the deductions from premiums for premium charge; administrative charge; Face Amount charge; Asset-Based Risk charge; and whenever changes are made to any of these charges. We will not try to recover any losses in earlier years by increasing your charges in later years.

Adjustments to flexible factors will be by class and be determined by us from time to time based on future expectations for such factors.

Communications about this policy may be sent to the Company's Service Office, which is currently at [P. O. Box 633, Niagara Square Station, Buffalo, New York, 14201-0633. Our toll-free number is 1-888-267-7784].


Home Office: [100 Summit Lake Drive, Valhalla, New York, 10595]


Flexible Premium Variable Universal Life Insurance policy
Death Benefit payable at death of Life Insured
Not eligible for dividends
Benefits, Premiums, and the Risk Classification are shown in Section 1.


05CVUL                                                                  CBP05ANY

[LOGO OF JOHN HANCOCK]  John Hancock Life Insurance Company of New York

--------------------------------------------------------------------------------
ENHANCED CASH VALUE RIDER

ADDITIONAL CASH VALUE PAYABLE UPON SURRENDER OF THE POLICY AS DEFINED AND
LIMITED
--------------------------------------------------------------------------------

This rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy; and (b) the Enhanced Cash Value Rider Charge as shown under Deduction from Premium Payments in Section 1 of the policy. The rider becomes effective on the rider's Policy Date, which is the Policy Date of the policy. This rider may not be issued subsequent to the Issue Date of the policy.

The Owner under this rider will be the Owner under the policy to which this rider is attached.

We agree, subject to the terms and conditions of this rider and the policy to pay, in addition to the Net Cash Surrender Value otherwise payable, the amount of Enhanced Cash Value benefit to the Owner upon receipt at our Servicing Office of written notice of surrender from you, if all the following conditions are met:

     (a) your written notice is received at our Servicing Office prior to the death of the Life Insured, or Surviving Life Insured if applicable;

     (b) such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code; and

     (c)  this rider has not terminated under the "Termination" provision below.

Such Enhanced Cash Value benefit shall be equal to the amount described under "Rider Information" in Section 1 of the policy.

EFFECT ON MINIMUM DEATH BENEFIT
The Minimum Death Benefit is equal to the sum of the Policy Value and the Enhanced Cash Value benefit, both on the date of death, multiplied by the Minimum Death Benefit Factor for the Attained Age of the Life Insured.

EFFECT ON WITHDRAWALS AND LOAN VALUE
Neither the amount available for Withdrawal or the Loan Value of the policy will in any way be increased due to this Enhanced Cash Value Rider. The Cash Value used to calculate any paid up insurance elected pursuant to Section 18 of the policy will include the Enhanced Cash Value benefit.

DEFERRAL OF DETERMINATIONS
We may defer the payment of any Enhanced Cash Value benefit in the same manner that we may defer payment of any Net Cash Surrender Value under the policy.

TERMINATION
This rider will terminate without value, on the earliest of:

     a.   the end of the [seventh] Policy Year;

     b.   the exchange, or termination of the policy;

     c.   death of the Life Insured or Surviving Life Insured if applicable; or

     d.   your written request to discontinue this rider.



                                                      Signed for the Company by:


                                                        /s/ James W. Gallagher
                                                        ----------------------
                                                                President

05CVULECVR                                                                    NY

--------------------------------------------------------------------------------
1. POLICY SPECIFICATIONS (continued) - Policy [12 345 678]
--------------------------------------------------------------------------------

Life Insured  [JOHN DOE]                                  Plan   [Corporate VUL]

                                                  Policy Number  [12 345 678]

                                               Rider Issue Date  [July 1, 2005]

                                RIDER INFORMATION

     Type                 Description of Benefit               Rider Charge
--------------------------------------------------------------------------------
Enhanced Cash      The Enhanced Cash Value Rider       [As previously shown
Value Rider        benefit shall be an amount equal    under Deductions from
                   to (a) times (b) where:             Premium Payments in this
                                                       Section 1]

                   (a)  is the sum of the cumulative
                        premiums paid to date, less
                        all withdrawals to date and
                        less indebtedness;
                   (b)  is a percentage that varies
                        by Policy Year as follows:

                      Policy Year         Percentage
                   ----------------       ----------
                    [Policy Year 1]             [11]%
                    [Policy Year 2]           [10.5]%
                    [Policy Year 3]             [10]%
                    [Policy Year 4]              [8]%
                    [Policy Year 5]            [5.5]%
                    [Policy Year 6]            [3.5]%
                    [Policy Year 7]           [1.75]%
                   [Policy Year 8+]           [0.00]

                   The cumulative premiums for any
                   Policy Year is equal to the
                   lesser of the actual premium paid
                   in that Policy Year and the
                   Limiting Premium shown on page 3.


05CVULECVR-S

[LOGO OF JOHN HANCOCK]  John Hancock Life Insurance Company of New York
                        A Stock Company

--------------------------------------------------------------------------------
                              SUPPLEMENTARY BENEFIT

                             CHANGE OF LIFE INSURED
--------------------------------------------------------------------------------

This rider is attached to and made a part of your policy. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

BENEFIT

You may change the life insured (from the "old life insured" to a "new life insured") under your policy, subject to the following terms.

INSURABLE INTEREST

You must have an insurable interest in the new life insured.

CONSENT

The new life insured must consent in writing to the change.

EVIDENCE OF INSURABILITY

We will require evidence which satisfies us of the new life insured's insurability. If we do not accept the new life insured as a standard risk, we can apply an Additional Rating or refuse to allow the change.

CHANGE DATE

The change date will be the beginning of the Policy Month following the date we approve the request.

EFFECT ON THE POLICY

The change will have the following effect on the policy.

(a) The change takes place at the change date. Before this date, the policy provides no insurance on the new life insured. On and after this date, the policy provides no insurance on the old life insured.

(b) The Policy Value, Total Face Amount, and any contract charges will be the same after the change date as they were before the change date, unless the change would cause the policy to fail to qualify as life insurance for tax purposes. If this occurs then you may either,

     (1)  increase the Total Face Amount of the policy, or

     (2)  request a partial Net Cash Surrender Value withdrawal in order to cause the policy after the change to qualify as life insurance for tax purposes. An increase in Total Face Amount or a partial Net Cash Surrender Value Withdrawal will be subject to all the provisions of the policy governing such events.

06COLNY                              Page 1

(c) The rates for Cost of Insurance after the change date will reflect the new life insured's Age, sex, Risk Classification and any Additional Rating which applies. For Cost of Insurance purposes the duration of the coverage will be determined from the date the coverage was originally added.

(d) Supplementary Benefit riders on the old life insured will be canceled as of the change date. Supplementary Benefit riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits.

(e) The Incontestability and Suicide provisions of the policy will apply to the Total Face Amount at the change date as if this amount was an increase in Total Face Amount at that time.


CHANGE FEE

We will charge a $250 fee to cover our expenses for the change. The fee will be the same for all changes of this kind being made at the same time.

TERMINATION

The benefit terminates on the earliest of:

(a)  The date you cease to be the owner of the policy.

(b)  Termination of this policy.


                                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK



                                               /s/ James W. Gallagher
                                               ----------------------
                                                       President


06COLNY                              Page 2

[LOGO OF JOHN HANCOCK]        Master COLI Application for Life Insurance
                              John Hancock Life Insurance Company of New York
                              (hereinafter referred to as The Company)

Service Office:
COLI Unit
197 Clarendon Street
Boston, Massachusetts 02117   . For Corporate Owned Life Insurance (COLI) only.
                              . Print and use black ink. Any changes must be
                                initialed by the Owner's Authorized Officer.

Owner
__________________________________________________________________________________________________________________________

1.   a) Name(s) of Owner(s) ABC COMPANY

                 Street No. & Name, City, State, Zip code
     b) Address                                                      c) Tax ID
                  416 CENTER STREET, ANYTOWN AS 12346                   Number   1   2   3   4   5   6   7   8   9

__________________________________________________________________________________________________________________________
Policy Details - Also complete Application Supplement for Investment Allocation and Investor Suitability, form CP3111NY.
__________________________________________________________________________________________________________________________

2.   Plan Name          [X] Corporate VUL         [ ] Other ______________________________________________________________

3.   Supplementary Benefits [ ] __________________________________________________________________________________________

4.   Death Benefit Option      [X] Option 1(Face  Amount)      [ ] Option 2 (Face Amount plus Policy Value)

5.   Loan Interest Rate        [X] Variable                    [ ] Fixed

6.   Life Insurance Qualification Test

     [X] Guideline Premium Test. Under this test, the sum of premiums paid into the policy may not at any time exceed the greater of (a) the Guideline
          Single premium, or (b) the sum of the Guideline Level Premiums to such date.

    [ ] Cash Value Accumulation Test. Under this test, the Policy Value may not any time exceed the net single premium. The net single premium is the one payment that would be needed on a specific date to provide the Death Benefit under the policy.

     Note: Elected test cannot be changed after the policy is issued. You may request an Illustration on both tests before making your election.

__________________________________________________________________________________________________________________________
Corporate VUL
__________________________________________________________________________________________________________________________

[ ] Supplemental Face Amount (SFA) (Check only one option below.)

[ ] CHECK HERE IF THERE ARE POLICIES THAT HAVE A DIFFERENT SFA SCHEDULE
    (Policy specific changes from the SFA option below will be found on form CP0005NY.)

    [ ] Level SFA of $______________ for life of the policy
    [ ] Initial SFA of $______________ with Total Face Amount increasing by: ______% or $______________ per year for ______ policy years (level thereafter)
    [ ] Customized Level or Increasing Schedule (List by policy year. SFA decreases cannot be scheduled at issue. Please complete form CP0005NY.)
    [ ] Premium Cost Recovery: [ ] Initial SFA of $____________ with Total Face Amount increasing by Premium Cost Recovery:
                                   [ ] Recovery increase percentage _______%
                                   [ ] Recovery increase years (level thereafter) _______________

__________________________________________________________________________________________________________________________
Premiums
__________________________________________________________________________________________________________________________

7.   Frequency:         [X] Annual      [ ] Other ________________________________________________________________________

__________________________________________________________________________________________________________________________
Existing Insurance
__________________________________________________________________________________________________________________________

8. Will this insurance replace existing policies or are you considering using funds from existing policies to pay premiums due on the new policy or contract?

        [ ] Yes [X] No If Yes, please complete the necessary replacement forms.

__________________________________________________________________________________________________________________________
Special Requests
__________________________________________________________________________________________________________________________

9.   a) [ ] Special Policy Date _______________________________________  b) [ ] Other ____________________________________

__________________________________________________________________________________________________________________________
Beneficiary Information
__________________________________________________________________________________________________________________________

10.  The beneficiary is to be the Owner unless shown otherwise on the Consent to
     Life Insurance form that is signed by the Proposed Life Insured.
__________________________________________________________________________________________________________________________

--------------------------------------------------------------------------------
(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY.
All rights reserved.
CP3210NY (05/2006)

                                  DECLARATIONS

I declare that the statements and answers in this application and any form that is made part of this application are complete and true to the best of my knowledge and believe they are correctly recorded. All such statements and answers are representations, not warranties.

In addition, I understand and agree that:

1. The Insurance Schedule, the Consent to Life Insurance forms, and any Application Supplement shall form part of the application for life insurance.

2. Insurance under any policy issued as a result of this application will not be effective, and no insurance shall be provided prior to the later of the date the first premium is paid in full and the date the policy has been delivered; provided that at the time of delivery there has been no deterioration in the insurability of any person proposed for life insurance as stated in the application, since the date of the application.

                OWNER/TAXPAYER CERTIFICATION - MUST BE COMPLETED

Under the penalties of perjury, I the Owner, certify that:

1. The number shown on Page 1 of the application is my correct taxpayer identification number (if number has not been issued, write "Applied for" in the box on Page 1), AND

2.   Check the applicable box:

     [ ] I am not subject to Backup Tax Withholding because (a) I am exempt from Backup Tax Withholding, or

          (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to Backup Tax Withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to Backup Tax Withholding, AND

     [X] The Internal Revenue Service (IRS) has notified me that I am subject to Backup Tax Withholding, AND

3.   I am a U.S. resident (including a U.S. resident alien).

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid Backup Tax Withholding.

__________________________________________________________________________________________________________________________
Signatures (Please read all of the above Declarations and Owner/Taxpayer Certification before signing this form.)
__________________________________________________________________________________________________________________________

THIS APPLICATION FOR LIFE INSURANCE INCLUDES THE INSURANCE SCHEDULE OR CENSUS,
CONSENT TO LIFE INSURANCE FORMS, APPLICATION SUPPLEMENT FOR INVESTMENT
ALLOCATION AND INVESTOR SUITABILITY AND APPLICATION SUPPLEMENT - CUSTOMIZED
SCHEDULE, IF APPLICABLE.

Signed at     City              State                       This                 Day of                               Year

____________________________________________                ______________       _________________________________    ______________
Signature of Agent/Registered Representative (as Witness)                        Signature of Authorized Officer

x                                                                                x
__________________________________________________________________________      ____________________________________________________
                                                                                Title

                                                                                ____________________________________________________

(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY. All rights reserved.
CP3210NY (05/2006)

[LOGO OF JOHN HANCOCK]                   Insurance Schedule to Master COLI Application for Life Insurance
                                          John Hancock Life Insurance Company of New York
                                          (hereinafter referred to as The Company)

Service Office:
COLI Unit                                 . This form is part of the Master COLI Application for Life Insurance.
197 Clarendon Street                      . Type or print using black ink. Any changes must be initialed by the Owner's Authorized
Boston, Massachusetts 02117                 Officer.
                                          . Use additional forms if required.

                                                                                                                     Page 1 of 1
____________________________________________________________________________________________________________________________________
Insurance Schedule for     ABC COMPANY                                                                          (Name of Owner)
____________________________________________________________________________________________________________________________________
Social Security/              Name          Date of Birth  Insurance  Sex  Smoker   Initial Base  Supplemental    Total     Annual
   Tax ID No.          First, Middle, Last   MM   DD   YY     Age     M/F   Y/N     Face Amount   Face Amount*  Face Amount Premium
____________________________________________________________________________________________________________________________________
   123-45-6789             JOHN M. DOE       02   15   62     39       M     N        200,000                     200,000

   ###-##-####             MARY E. DOE       04   19   63     38       F     N        200,000                     200,000

   ###-##-####           JAMES A. SMITH      11   17   55     45       M     N        200,000                     200,000

* Show "M" to denote that SFA matches the option selected on the Master COLI
Application. Show "C" to denote that SFA matches the Customized Schedule, form
CP0005NY completed for the Proposed Life Insured.

____________________________________________________________________________________________________________________________________
Signature
____________________________________________________________________________________________________________________________________

This Insurance Schedule, the Master COLI Application for Life Insurance, Consent to Life Insurance forms and any Application Supplement shall constitute the applications for coverage insuring the lives of each Proposed Life Insured. The above information is complete and true to the best of my knowledge and belief.

Signed at     City              State                       This                 Day of                               Year

____________________________________________                ______________       _________________________________    ______________
Signature and Title of Authorized Officer

x
_________________________________________________________________________________________________________________

(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY. All rights reserved.
CP3211NY (05/2006)

[LOGO OF JOHN HANCOCK]                   Application Supplement - Customized Schedule
                                          John Hancock Life Insurance Company of New York
                                          (hereinafter referred to as The Company)

Service Office:
COLI Unit                                 . This form is part of the Application for Life Insurance for the Proposed Life Insured.
197 Clarendon Street                      . Use with COLI Master Application for Life Insurance, form CP3210NY.
Boston, Massachusetts 02117               . Print and use black ink.

________________________________________________________________________________________________________
Proposed Life Insured
________________________________________________________________________________________________________
Name     First                    Middle                 Last
             JOHN      M.      DOE

Name of Owner ABC COMPANY
              __________________________________________________________________________________________

              __________________________________________________________________________________________

Plan Name     [ ]Corporate VUL  [ ] Other ______________________________________________________________

[ ] Supplemental Face Amount (SFA) (Check only one option below.)

    [ ] Level SFA of $___________ for life of the policy

    [ ] Initial SFA of $___________ with Total Face Amount increasing by: _____% or $__________ per year for_____ policy years (level thereafter)

    [X] Customized Schedule (see below)

    [ ] Premium Cost Recovery: [ ]Initial SFA of $_________ with Total Face Amount increasing by Premium Cost Recovery:

                                [ ] Recovery increase percentage  _____%

                                [ ]Recovery increase years (level thereafter) __________
________________________________________________________________________________________________________
Customized Schedule for Increasing Supplemental Face Amount - Amount may not decrease from year to year.
________________________________________________________________________________________________________
____________________________________________  __________________________________
Policy Year(s)               Amount              Policy Year(s)          Amount
____________________________________________  __________________________________

1     to   10            $ 100,000      (1)            to               $   (11)
11    to   99            $ 150,000      (2)            to               $   (12)
      to                 $              (3)            to               $   (13)
      to                 $              (4)            to               $   (14)
      to                 $              (5)            to               $   (15)
      to                 $              (6)            to               $   (16)
      to                 $              (7)            to               $   (17)
      to                 $              (8)            to               $   (18)
      to                 $              (9)            to               $   (19)
      to                 $             (10)            to               $   (20)

If more room is needed, attach an additional copy of this form.

____________________________________________________________________________________________________________________________________
Signatures
____________________________________________________________________________________________________________________________________

Signed at     City              State                       This                 Day of                               Year

______________________________________________              ______________       _________________________________    ______________
Witness                                                                          Signature of Owner

x                                                                                x
__________________________________________________________________________      ____________________________________________________

____________________________________________________________________________________________________________________________________

(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY. All rights reserved.
CP0005NY (05/2006)

[LOGO OF JOHN HANCOCK]                   Simplified Application for Life Insurance
                                         John Hancock Life Insurance Company of New York
                                         (hereinafter referred to as The Company)

Service Office:
COLI Unit
197 Clarendon Street
Boston, Massachusetts 02117               . For individually underwritten small business life insurance.
Policy No. (for Internal Use Only)        . Print and use black ink. Any changes must be initialed by the Proposed
                                            Life Insured and/or Owner.

____________________________________________________________________________________________________________________________________
Proposed Life Insured
____________________________________________________________________________________________________________________________________
             First    Middle  Last                         f) Place of     State              Country
1. a) Name    JOHN    M.     DOE                                  Birth        ANYTOWN              USA

   b) Date of    mmm    dd   yyyy                           g) Driver's                         State
      Birth      OCT    04   1967                              License No.    1234567890         AS

   c) Sex [X] M  [ ] F                                      h) Residency [X] U.S. Resident [ ] Other
                                                                Status
   d) Social Security/
      Tax ID Number  1 2 3 4 5 6 7 8 9                      i) Citizenship if other than U.S. ______________________________________

          Street No. & Name, Apt No., City, State, Zip code
   e) Workplace                                             j) Name of Employer ABC COMPANY
      Address    456 CENTER STREET
                 ANYTOWN, ANYSTATE 12346                    k) Occupation COMPANY PRESIDENT

____________________________________________________________________________________________________________________________________
Owner (Complete only if Owner is other than Proposed Life Insured)
____________________________________________________________________________________________________________________________________

2. a) Name of
      Owner_________________________________________________________________________________________________________________________

   b) Date of        mmm    dd   yyyy                       e) Social Security/
      Birth          __________________                        Tax ID Number ___________________________________________

   c) Relationship to
      Proposed Life Insured _______________________________ f) Residency [ ] U.S. Resident [ ] Other
                                                               Status

          Street No. & Name, Apt No., City, State, Zip code
   d) Address ______________________________________________g) Citizenship if other than U.S. __________________________

              ______________________________________________

____________________________________________________________________________________________________________________________________
Policy Details - Also complete Application Supplement for Investment Allocation and Investor Suitability, form CP3111NY.
____________________________________________________________________________________________________________________________________

3. Plan Name             [X] Corporate VUL         [ ] Other ________________________________________________________________

4. a) Base Face Amount   $______________            b) Supplementary Benefits [ ] ____________________________________________

5. Death Benefit Option  [X] Option 1(Face Amount) [ ] Option 2 (Face Amount plus Policy Value)

6. Loan Interest Rate    [X] Variable              [ ] Fixed

7. Life Insurance Qualification Test

     [X] Guideline Premium Test. Under this test, the sum of premiums paid into the policy may not at any time exceed the greater of (a) the Guideline
          Single premium, or (b) the sum of the Guideline Level Premiums to such date.

     [ ] Cash Value Accumulation Test. Under this test, the Policy Value may not any time exceed the net single premium. The net single premium is the one payment that would be needed on a specific date to provide the Death Benefit under the policy.

Note: Elected test cannot be changed after the policy is issued. You may request an Illustration on both tests before making your election.

____________________________________________________________________________________________________________________________________
Corporate VUL
____________________________________________________________________________________________________________________________________

[ ]  Supplemental Face Amount (SFA) (Check only one option below.)
[ ]  CHECK HERE IF THERE ARE POLICIES THAT HAVE A DIFFERENT SFA SCHEDULE
     (Policy specific changes from the SFA option below will be found on form CP0005NY.)
     [ ]  Level SFA of $_______ for life of the policy
     [ ]  Initial SFA of $_________ with Total Face Amount increasing by:_____% or
          $_______ per year for policy years (level thereafter)
     [ ]  Customized  Level or  Increasing  Schedule  (List by policy year.  SFA decreases cannot be scheduled at issue. Please complete form CP0005NY.)
     [ ]  Premium  Cost  Recovery:  [ ]Initial  SFA of $_______ with Total Face  Amount increasing by Premium Cost Recovery:
                    [ ]  Recovery  increase  percentage  _____% or [ ]  Recovery increase years (level thereafter)___________
____________________________________________________________________________________________________________________________________

Beneficiary Information    (Subject to change by Owner)
____________________________________________________________________________________________________________________________________

8. a) Primary _____________________________________     b) Relationship to
                                                           Proposed Life Insured ______________________________

   c) Secondary ___________________________________     d) Relationship to
                                                           Proposed Life Insured ______________________________
____________________________________________________________________________________________________________________________________

(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY. All rights reserved.
CP3100NY (05/2006)

____________________________________________________________________________________________________________________________________
Premiums
____________________________________________________________________________________________________________________________________

9. Amount $ 1,691.25     Frequency: [X] Annual [ ] Other ______________________________

____________________________________________________________________________________________________________________________________
Premium Notices and Correspondence
____________________________________________________________________________________________________________________________________

10.  a)   Send Premium Notices to:  [X] Owner(s)    [ ] Proposed Life Insured
     b)   Send Correspondence to:   [X] Same as Premium Notices (as above)        [ ] Other:  Name & Address (details below)
                                    Name
                                    ________________________________________________________________________________________________
                                    Street No. & Name, Apt No., City, State, Zip Code

     c) Secondary Addressee - You can make the designation below when you or the Life Insured become a senior citizen (age 65 or older). The
          Company will also mail lapse notices for overdue premiums to any Secondary Addressee you designate. If you want this option, provide the following information.

          Owner - Date of Birth   mmm  dd yyyy      Name of Secondary Addressee
                                  _____________     _________________________________________________

                                                    Street No. & Name, Apt No., City, State, Zip code
                                                    _________________________________________________

____________________________________________________________________________________________________________________________________
Existing and Pending Insurance - Proposed Life Insured(s)
____________________________________________________________________________________________________________________________________

11. a) Total insurance in force on the Proposed Life Insured          $ 200,000

    b)  Including  this  application,  total  insurance  currently
        pending with all companies                                    $ 200,000

    c) Of the above pending amount in 11. b), how much do you
       intend to accept?                                              $ 200,000

____________________________________________________________________________________________________________________________________
Existing Insurance - Owner Replacements
____________________________________________________________________________________________________________________________________

12. Will this insurance replace existing policies or are you considering using funds from existing policies to pay premiums due on the new policy or contract?

     [ ] Yes [X] No If Yes, please complete the necessary replacement forms.



____________________________________________________________________________________________________________________________________
Personal or Attending Doctor
____________________________________________________________________________________________________________________________________
13. a) Name and Address of Personal or Attending Doctor     b) Telephone No. (905) 123-8765

        First           Middle       Last                   c) Date last consulted JANUARY 15, 2003
           ARTHUR         H         SMITH

        Street No. & Name, Suite No., City, State, Zip code d) Reason for last consultation. ANNUAL CHECK-UP
               123 MAIN STREET

               ANYTOWN, ANYSTATE 12347

____________________________________________________________________________________________________________________________________
Personal Questions
____________________________________________________________________________________________________________________________________

14. a) Your Height 5' 7" (feet, inches) b) Your Weight 175 (pounds)

    c) Have you had a loss of weight of more than 10 pounds within the past 12 months?
       [X] No [ ] Yes - state how much and reason___________________________________________________________________________________

15. a)     Are you actively at full-time work and performing all the duties of your usual employment, at least 30 hours per week, 5 days per week at your regular place of employment?  If NO,
           please provide details below.                                                                       [X] Yes [ ] No
     b)    During the last 3 months, have you been absent from work because of illness or injury for 5
           or more consecutive days?                                                                           [ ] Yes [X] No
     c)    Have you ever had or been treated for: Any disturbance of heart, lungs, kidneys or blood vessels;
           tumor or cancer, diabetes, elevated blood pressure; blood or nervous disorder;
           disorder of the stomach, intestine or liver; or accident?                                           [ ] Yes [X] No
     d)    Have you ever been diagnosed by a member of the medical profession as having Acquired
           Immune Deficiency Syndrome (AIDS)  or AIDS Related Complex (ARC)?                                   [ ] Yes [X] No
     e)    Have you ever been treated for alcohol or drug abuse?                                               [ ] Yes [X] No
     f)    Have you had any operations, medical treatment or physical examination during the past 3 years?     [ ] Yes [X] No
     g)    Have you ever had a request for life insurance declined or rated in any way?                        [ ] Yes [X] No
     h)    Have you been prescribed any medications within the past 12 months?                                 [ ] Yes [X] No
     i)    Have you used tobacco in any form within the last 12 months?                                        [ ] Yes [X] No
     j)    Do you engage in flying as a pilot or passenger on non-scheduled flight; or in any form of motor vehicle or power boat racing; or skin or scuba diving; sky diving/parachuting, hang gliding, mountain climbing or any other hazardous activities? If Yes, state which activity(ies)
           and complete the appropriate sections of the Aviation Questionnaire, NB5009NY and/or Avocation
           Questionnaire, NB5010NY.                                                                            [ ] Yes [X] No
     k)    Have you committed 2 or more moving violations within the last 2 years?                             [ ] Yes [X] No
     l)    Have you been convicted of driving while intoxicated or while otherwise                             [ ] Yes [X] No
           impaired?

(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY. All rights reserved.
CP3100NY (05/2006)

Details to any "Yes" answers and if "No" for 15. a). If more space is required, use the Medical Questions Continuation Sheet, NB5034NY.


Question No. |       Date      |Reason and treatment given |  Duration of Condition | Name, Address and Telephone Number of
             |  mmm | dd | yyyy|                           |                        | Attending Doctor and  Hospital
_____________|______|____|_____|___________________________|________________________|_____________________________________________
             |      |    |     |                           |                        |
_____________|______|____|_____|___________________________|________________________|_____________________________________________
             |      |    |     |                           |                        |
_____________|______|____|_____|___________________________|________________________|_____________________________________________
             |      |    |     |                           |                        |
_____________|______|____|_____|___________________________|________________________|_____________________________________________
             |      |    |     |                           |                        |
_____________|______|____|_____|___________________________|________________________|_____________________________________________
             |      |    |     |                           |                        |
_____________|______|____|_____|___________________________|________________________|_____________________________________________
             |      |    |     |                           |                        |
_____________|______|____|_____|___________________________|________________________|_____________________________________________
             |      |    |     |                           |                        |
_____________|______|____|_____|___________________________|________________________|_____________________________________________


Special Requests

16. a) [ ] Special Policy Date __________  b) [ ] Other ________________________

                                  DECLARATIONS

I declare that the statements and answers in this application and any form that is made part of this application are complete and true to the best of my knowledge and believe they are correctly recorded. All such statements and answers are representations, not warranties.

In addition, I understand and agree that:

1. The Insurance Schedule, the Consent to Life Insurance forms, and any Application Supplement shall form part of the application for life insurance.

2. Insurance under any policy issued as a result of this application will not be effective, and no insurance shall be provided prior to the later of the date the first premium is paid in full and the date the policy has been delivered; provided that at the time of delivery there has been no deterioration in the insurability of any person proposed for life insurance as stated in the application, since the date of the application.

                      AUTHORIZATION TO OBTAIN INFORMATION

I, the Proposed Life Insured(s), authorize:

1. John Hancock Life Insurance Company of New York (The Company) to obtain an investigative consumer report on me.

2. Any medical professional, medical care provider, hospital, clinic, laboratory, insurance company, the Medical Information Bureau (MIB Inc.), or any other similar person or organization to give The Company and its reinserts information about me.

The information collected by The Company may relate to the symptoms, examination, diagnosis, treatment or prognosis of any physical or mental condition. In turn, The Company is free to disclose such information and any information developed during its evaluation of my application to:

(a) its reinsurers; (b) the MIB Inc.; (c) other insurance companies as designated by me; (d) me; (e) any medical professional designated by me; or (f) any person or entity entitled to receive such information by law or as I may further consent.

I acknowledge receipt of the Notice of Disclosure of Information relating to the underwriting process, investigative consumer reports and the MIB Inc. This authorization will be valid for two years from the date shown. A photocopy of this authorization will be as valid as the original.

Information collected under this authorization will be used by The Company to evaluate my application for insurance, to evaluate a claim for benefits, or for reinsurance or other insurance purposes. I am entitled, or my authorized representative is entitled, to a copy of this authorization.

                OWNER/TAXPAYER CERTIFICATION - MUST BE COMPLETED

Under the penalties of perjury, I the Owner, certify that:

1. The number shown on Page 1 of the application is my correct taxpayer identification number (if number has not been issued, write "Applied for" in the box on Page 1), AND

2.   Check the applicable box:

     [ ] I am not subject to Backup Tax Withholding because (a) I am exempt from Backup Tax Withholding, or

          (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to Backup Tax Withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to Backup Tax Withholding, AND

     [X] The Internal Revenue Service (IRS) has notified me that I am subject to Backup Tax Withholding, AND

3.   I am a U.S. resident (including a U.S. resident alien).

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid Backup Tax Withholding.

Signatures (Please read all of the above Declarations,

Signed at  City        State       This      Day of                     Year

__________________________________ _______   _________________________  ________

Signature of Agent/Registered Representative Signature of Proposed Life Insured (as Witness)
x                                            x
____________________________________________ ___________________________________

                                             Signature of Owner, if other than a
                                             Proposed Life Insured
                                             x
____________________________________________ ___________________________________

(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY. All rights reserved.
CP3100NY (05/2006)

[LOGO OF JOHN HANCOCK]          Application Supplement for Investment
                                Allocation and Investor Suitability
                                John Hancock Life Insurance Company of New York
                                (hereinafter referred to as The Company)

Service Office:
COLI Unit
197 Clarendon Street            . This form is part of the application for life
Boston, Massachusetts 02117       insurance.
Policy No. (for Internal        . Print and use black ink. Any changes must be
Use Only)                         initialed by the Owner.

Proposed Life Insured              Owner

Name   First    Middle     Last    Name First     Middle        Last
       JOHN       M.       DOE          ABC COMPANY

Investment Allocation of Net Premiums - Indicate the percentages of net premium allocation below (must be whole numbers). Total must be 100%.

AGGRESSIVE GROWTH PORTFOLIOS           GROWTH PORTFOLIOS                         INCOME PORTFOLIOS
_____% Science & Technology            _____% Quantitative Mid Cap               _____% High Yield
_____% Pacific Rim                     _____% Mid Cap Index                      _____% U.S. High Yield Bond
_____% Health Sciences                 _____% Mid Cap Core                       _____% Strategic Bond
_____% Emerging Growth                 _____% Global                             _____% Strategic Income
_____% Small Cap Growth                _____% Capital Appreciation               _____% Global Bond
_____% Emerging Small Company          _____% American Growth                       25% Investment Quality Bond
_____% Small Cap                       _____% U.S. Global Leaders Growth         _____% Total Return
_____% Small Cap Index                 _____% Quantitative All Cap               _____% American Bond
_____% Dynamic Growth                  _____% All Cap Core                       _____% Real Return Bond
_____% Mid Cap Stock                   _____% Blue Chip Growth                   _____% Bond Index B
_____% Natural Resources               _____% U.S. Large Cap                     _____% Core Bond
_____% All Cap Growth                  _____% Core Equity                        _____% Active Bond
_____% Strategic Opportunities         _____% Strategic Value                    _____% U.S. Government Securities
_____% Financial Services              _____% Large Cap Value                    _____% Short Term Bond
_____% International Opportunities     _____% Classic Value
_____% International Small Cap         _____% Utilities                          CONSERVATIVE PORTFOLIO
_____% International Equity Index B    _____% Real Estate Securities              25% Money Market B
_____% Overseas Equity                 _____% Small Cap Opportunities
_____% American International          _____% Small Cap Value
_____% International Value             _____% Small Company Value
_____% International Core              _____% Special Value                      LIFESTYLE PORTFOLIOS
                                       _____% Mid Value                          _____% Lifestyle Aggressive
                                       _____% Mid Cap Value                      _____% Lifestyle Growth
                                       _____% Value                              _____% Lifestyle Balanced
                                       _____% All Cap Value                      _____% Lifestyle Moderate
                                                                                 _____% Lifestyle Conservative
                                       GROWTH & INCOME PORTFOLIOS
25% FIXED ACCOUNT                      _____% Growth & Income
NOTE: Liquidity restrictions apply     _____% 500 Index B
      when % Total Stock Market        _____% Fundamental Value
      Index allocating funds to the    _____% U.S. Core
      Fixed Account.                   _____% Large Cap
                                       _____% Quantitative Value
OTHER PORTFOLIO                        _____% American Growth - Income
_______% _________________________     _____% Equity - Income
                                       _____% American Blue Chip Income & Growth
                                       _____% Income & Value
                                          25% Managed
                                       _____% PIMCO VIT All Asset
                                       _____% Global Allocation

--------------------------------------------------------------------------------
(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY.
All rights reserved.
CP3111NY (05/2006)

                                  Page 1 of 2


Investor Suitability - These questions apply to the OWNER of the policy. All questions must be answered.

1. Have you received a current prospectus for the policy [X] Yes [ ] No applied for?
   Date of prospectus  mmm   dd   yyyy     Date of supplement   mmm | dd |  yyyy
                       MAY   01   2006                          ____|____|______

2. I UNDERSTAND THAT UNDER THE APPLIED FOR POLICY:
   (A) THE AMOUNT OF THE INSURANCE BENEFITS, OR THE DURATION OF THE INSURANCE COVERAGE, OR BOTH, MAY BE VARIABLE OR FIXED.
   (B) THE AMOUNT OF THE INSURANCE BENEFITS, THE DURATION OF THE INSURANCE COVERAGE, AND THE POLICY/ACCOUNT VALUE, MAY INCREASE OR DECREASE DEPENDING ON THE INVESTMENT EXPERIENCE OF THE CHOSEN INVESTMENT ACCOUNTS AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. ILLUSTRATIONS OF BENEFITS, INCLUDING DEATH BENEFITS, POLICY/ACCOUNT VALUES AND CASH SURRENDER VALUES ARE AVAILABLE ON REQUEST.
   (C) THE ENTIRE INVESTMENT COULD BE LOST BECAUSE OF THE PERFORMANCE OF THE INVESTMENT FUND AND IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENT, THE INSURANCE COVERAGE COULD LAPSE.

3. With the above in mind, is the policy in accord with your insurance
   objectives and your anticipated financial needs?    [X] Yes [ ] No

4. PURPOSE OF INSURANCE    [ ] Deferred compensation   [X] Keyman
                           [ ] Other: __________________________________________

Signatures

Signed at    City        State         This    Day of                  Year

______________________________________ ______  _______________________ _________
Witness                                Signature of Owner

x                                       x
______________________________________ _________________________________________

(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY. All rights reserved.
CP3111NY (05/2006)

[LOGO OF JOHN HANCOCK]          Consent to Life Insurance
                                John Hancock Life Insurance Company of New York
                                (hereinafter referred to as The Company)

Service Office:
COLI Unit
197 Clarendon Street
Boston, Massachusetts 02117     . This form is part of the Master COLI
Policy No. (for Internal          Application for Life Insurance.
Use Only)                       . Print and use black ink. Any changes must be
                                  initialed by the Proposed Life Insured.

Consent
   First     Middle  Last
1. I, JOHN     M.     DOE  (Full name of Proposed Life Insured), consent to
   First     Middle  Last
   ABC COMPANY             (The Owner), purchasing life insurance on my life.

                               Street No. & Name, Apt No., City, State, Zip code
2. a) Date of  mmm  dd  yyyy   d) Workplace
      Birth    MAR  20  1971      Address    416 CENTER STREET
   b) Sex  [X]  M  [ ]  F                    ANYTOWN AS 12346
   c) Social Security          e) Occupation
               1 2 3 4 5 6 7 8 9                    ACCOUNTANT

   f) Are you actively at full time work and performing all the duties of your usual employment at least 30 hours per week, 5 days a week at
      your regular place of employment?                          [X] Yes [ ] No

   g) During the last three months, have you been absent from work due to
      illness or injury for more than 5 consecutive work days?   [ ] Yes [X] No
      If Yes, give details
               _________________________________________________________________

      __________________________________________________________________________

      __________________________________________________________________________

      __________________________________________________________________________

      __________________________________________________________________________

   h) During the last twelve months, have you smoked any        [ ] Yes   [X] No
      cigarettes?                    If Yes, how many cigarettes per day _______

3. a) Beneficiary                  First             Middle                 Last
      (if other than the Owner)  _______________________________________________

   b) Relationship to
      Proposed Life Insured(s)   _______________________________________________

Signature

I declare that the above statements and answers are complete and true to the best of my knowledge and belief. I understand that this consent for insurance on my life shall form part of the Master COLI Application for Life Insurance.

Signed at  City        State       This      Day of                     Year

__________________________________ _______   _________________________  ________
Signature of Proposed Life Insured

x
__________________________________________

(c) 2006 John Hancock Life Insurance Company of New York, Valhalla, NY. All rights reserved.
CP3112NY (05/2006)

                               POWER OF ATTORNEY

       I, Alison Alden, in my capacity as a Director of John Hancock Life Insurance Company of New York (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131139

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
April 3, 2006 and remains in effect until revoked or revised.

Signature                                  Title              Date
---------                                  -----              ----
/s/ Alison Alden                         Director             April 3, 2006
-----------------------------
Alison Alden

                               POWER OF ATTORNEY

       I, James R. Boyle, in my capacity as a Director of John Hancock Life Insurance Company of New York (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131139

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
April 3, 2006 and remains in effect until revoked or revised.

Signature                                  Title              Date
---------                                  -----              ----
/s/ James R. Boyle                       Director             April 3, 2006
-----------------------------
James R. Boyle

                               POWER OF ATTORNEY

       I, James Brockelman, in my capacity as a Director of John Hancock Life Insurance Company of New York (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131139

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
April 3, 2006 and remains in effect until revoked or revised.

Signature                                  Title              Date
---------                                  -----              ----
/s/ James Brockelman                     Director             April 3, 2006
-----------------------------
James Brockelman

                               POWER OF ATTORNEY

       I, Robert Cook, in my capacity as a Director of John Hancock Life Insurance Company of New York (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131139

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
April 12, 2006 and remains in effect until revoked or revised.

Signature                                  Title              Date
---------                                  -----              ----
/s/ Robert Cook                          Director             April 12, 2006
-----------------------------
Robert Cook

                               POWER OF ATTORNEY

       I, Marc Costantini, in my capacity as a Director of John Hancock Life Insurance Company of New York (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131139

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
April 3, 2006 and remains in effect until revoked or revised.

Signature                                  Title              Date
---------                                  -----              ----
/s/ Marc Costantini                      Director             April 3, 2006
-----------------------------
Marc Costantini

                               POWER OF ATTORNEY

       I, James D. Gallagher, in my capacity as a Director of John Hancock Life Insurance Company of New York (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131139

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
April 3, 2006 and remains in effect until revoked or revised.

Signature                                  Title              Date
---------                                  -----              ----
/s/ James D. Gallagher                   Director             April 3, 2006
-----------------------------
James D. Gallagher

                               POWER OF ATTORNEY

       I, Bruce R. Speca, in my capacity as a Director of John Hancock Life Insurance Company of New York (the "Company"), do hereby constitute and appoint John D. DesPrez III, Marc Costantini, Emanuel Alves, John Danello, Arnold R. Bergman, and James C. Hoodlet or any of them individually, my true and lawful attorneys and agents to execute, in the name of, and on behalf of, the undersigned as a member of said Board of Directors, the Registration Statements listed below filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Investment Company Act of 1940, and any and all amendments to the Registration Statements listed below filed with the SEC, and the undersigned hereby ratifies and confirms as his or her own act and deed all that each of said attorneys and agents shall do or cause to have done by virtue hereof.

   Variable Life Registration Statement filed under the Securities Act of 1933:
333-131139

Each of said attorneys and agents shall have, and may exercise, all of the powers hereby conferred.

   This Power of Attorney is intended to supersede any and all prior Power of Attorneys in connection with the above mentioned acts, and is effective
March 31, 2006 and remains in effect until revoked or revised.

Signature                                  Title              Date
---------                                  -----              ----
/s/ Bruce R. Speca                       Director             March 31, 2006
-----------------------------
Bruce R. Speca